UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2011

Telecom Italia S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: FORM 20-F  ☒  FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  YES  ☐  NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The present document has been translated from the document issued and filed in Italy, from the Italian into the English language solely for the convenience of international readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Telecom Italia, its representatives and employees decline all responsibility in this regard.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements, which reflect management's current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

- our ability to successfully implement our strategy over the 2011-2013 period;

- our ability to successfully achieve our debt reduction targets;

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- the impact of the global recession in the principal markets in which we operate;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Interim Report

at March 31, 2011

Contents

Interim Report at March 31, 2011

Key Operating and Financial Data Telecom Italia Group

3

Corporate Boards at March 31, 2011

9

Macro-Organization Chart of the Telecom Italia Group at March 31, 2011

11

Information for Investors

13

Review of Operating and Financial Performance -  Telecom Italia Group

17

Events Subsequent to March 31, 2011

35

Business Outlook for the Year 2011

35

Telecom Italia Group Interim Consolidated Financial Statements

36

Highlights – The Business Units of the Telecom Italia Group

43

The Business Units of the Telecom Italia Group

45

Domestic

45

Brazil

57

Argentina

60

Media

64

Olivetti

68

Related Party Transactions

70

Significant Non-Recurring Events and Transactions

78

Positions or Transactions Deriving from Atypical and/or Unusual Operations

78

Alternative Performance Measures

79

Pending disputes, legal actions and other information

81

Declaration by the Manager Responsible for Preparing the Corporate Financial Reports

89

This document has been translated into English solely for the convenience of the readers.

In the event of a discrepancy, the Italian-language version prevails.

Key Operating and Financial Data Telecom Italia Group

Highlights - First Quarter of 2011

In the first quarter of 2011, the key operating and financial data bear out a trend in line with the objectives announced for the current year.  Efforts continue to focus on the core markets with the aim of increasing cash generation by the Group in a manner consistent with the update delivered with the presentation of the Business Plan 2011-2013. Positive effects from the projects to reduce cash costs are confirmed and the contribution by operations in South America increased to 34% of sales and 24% of the operating free cash flow (EBITDA-Capital Expenditures) of the Group.

A summary of the key operating and financial data for the first quarter of 2011 is as follows:

Reported consolidated Revenues: amount to 7,073 million euros. This is an increase of 10.3% (+660 million euros) thanks to the positive contribution made by operations in Latin America which benefit from the entry in the scope of consolidation of the Argentina Business Unit (+592 million euros) and the favorable performance of the Brazil Business Unit. The change in consolidated organic Revenues(1) is equal to -0.2% compared to the same period of the prior year.

More to the point:

•

the organic reduction in the Domestic Business Unit Revenues is 7.4%; as concerns performance by customer segment, compared to the same period of the prior year, the first quarter of 2011 posted a reduction in revenues of -9.2% in the Consumer segment, 7.3% in the Business segment and 5.8% in the Top Clients segment.

•

Revenues in Brazil report an organic growth of 13.8% compared to the first quarter of 2010 (+200 million euros).

•

Revenues in Argentina report an organic growth of 27.2% compared to the first quarter of 2010 (+161 million euros); Revenues of the Mobile business in particular are up 33.2% while the Fixed area recorded a 15% increase compared to the corresponding period of the previous year.

Reported EBITDA: rose 103 million euros (from 2,826 million euros in the first quarter of 2010 to 2,929 million euros in the first quarter of 2011); a positive contribution was made to this result (210 million euros) by the entry of the Argentina Business Unit in the scope of consolidation. Reported consolidated EBITDA margin: fell 2.7 percentage points, settling at 41.4% in the first quarter of 2011 (44.1% in the first quarter of 2010).

Organic consolidated EBITDA margin: is down 1.5 percentage points to 41.9% in the first quarter of 2011 (43.4% in the first quarter of 2010). Such performance is linked to the higher percentage of South American revenues, the margins of which are lower than those of the Domestic Business. In terms of the amount, organic EBITDA totals 2,966 million euros (3,077 million euros in the same period of the prior year).

Reported consolidated EBIT: amounts to 1,499 million euros in the first quarter of 2011 (+6.5% compared to the first quarter of 2010). Reported consolidated EBIT margin: in the first quarter of 2011 is 21.2%, down 0.8 percentage points compared to the corresponding period of the last year (22.0%).

Organic consolidated EBIT: is 1,536 million euros in the first quarter of 2011 (+1.2% over the first quarter of 2010). Organic consolidated EBIT margin: is 21.7%, gaining 0.3 percentage points against the same quarter of the prior year (21.4%).

Finance income/expenses, Investment Results and Income Taxes: show the financial component, investment management and the equity valuation of associates bascially in line with the prior year. The investment results, in particular, include the positive impact of 17 million euros from the January 31, 2011 sale of the entire investment held in EtecSA Cuba, which is in addition to the benefit of the impairment reversal of 30 million euros already recorded in 2010.

Profit for the period attributable to owners of the Parent: amounts to 549 million euros in the first quarter of 2011, with a reduction of 52 million euros compared to the first quarter of 2010 (601 million euros).

Operating free cash flow: is 1,076 million euros in the first quarter of 2011, increasing 322 million euros over the corresponding period of the prior year, confirming the Group’s elevated ability to generate cash flows.

Adjusted net financial debt: is 30,622 million euros at March 31, 2011, down 846 million euros compared to December 31, 2010 (31,468 million euros). This reduction in debt is an improvement of 159 million euros compared to the end of the first quarter of 2010 (687 million euros).  Better cash generation from operating activities together with the receipt  of 374 million euros on the sale of the investment in EtecSA Cuba, amply covered the cash requirement of 155 million euros for the purchase of shares in the first quarter of 2011 which enabled the Telecom Italia Group to increase its economic interest in the Sofora – Telecom Argentina group from 16.2% to 21.1%.

Liquidity margin: at March 31, 2011, liquidity amounts to 6.8 billion euros. During the first quarter of 2011, a new bond issue was placed on the European market for 1 billion euros while about 1.5 billion euros of debt was redeemed or repurchased. There is also another 7.8 billion euros in liquidity in long-term irrevocable credit lines (of which 6.5 billion euros expires in 2014 and 1.25 billion euros in 2013), not subject to events which limit utilization. In the present environment of financial market uncertainty, the Telecom Italia Group keeps a high level of financial coverage, optimizing, at the same time, the average cost of debt.

The Interim Report at March 31, 2011 of the Telecom Italia Group has been prepared as set out in art. 154-ter (Financial Reports) of Legislative Decree 58/1998 (Consolidated Law on Finance – TUF), and subsequent amendments and additions, as well as Consob Communication DEM/8041082 of April 30, 2008 (Quarterly Corporate Reports issued by Companies whose Shares are Listed in Italy as the Original Member State).

The Interim Report is unaudited and has been drawn up in accordance with international accounting standards issued by the International Accounting Standards Board and endorsed by the European Union (“IFRS”).

In the preparation of the Interim Report, the same accounting policies and consolidation principles have been adopted as those used in the preparation of the annual consolidated financial statements at December 31, 2010 of the Telecom Italia Group, to which reference can be made, except for new standards and interpretations adopted by the Group beginning January 1, 2011 and previously described in the annual report 2010. Such new standards and interpretations did not have any impact on the Interim Report at March 31, 2011.

Note should be taken that there were no events, circumstances or variations in key variables such as to require updating of the impairment test on goodwill conducted at the time of the preparation of the consolidated financial statements at December 31, 2010 of the Telecom Italia Group.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA, EBIT, the organic change in Revenues, EBITDA and EBIT, accounting net financial debt and adjusted net financial debt. Further details on such measures are presented under “Alternative performance measures”.

Moreover, the part entitled “Business Outlook for the Year 2011” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the present Interim Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which is beyond the scope of the Group’s control.

PRINCIPAL CHANGES IN THE SCOPE OF CONSOLIDATION

On October 13, 2010, the Sofora – Telecom Argentina group entered the scope of consolidation after the Telecom Italia Group increased its stake in the share capital of Sofora Telecomunicaciones S.A., the controlling holding company of the Telecom Argentina group, from 50% to 58%. In January 2011 and March 2011, additional shares were purchased which increased the economic interest held in the Telecom Argentina group from 16.2% to 21.1%.

The data of the Sofora group are represented in the Telecom Italia Group in the business unit denominated “Argentina Business Unit:

During 2010, the following companies exited the scope of consolidation: HanseNet Telekommunikation GmbH (a company operating in the broadband sector in Germany) which had been classified in Discontinued operations, whose sale took place on February 16, 2010; Elettra (a company included in the Domestic Business Unit – International Wholesale) sold on September 30, 2010; the BBNed group (included in Other Operations) sold on October 5, 2010.

Consolidated Operating and Financial Data (*)

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change %

Revenues	7,073	6,413	10.3
EBITDA (1)	2,929	2,826	3.6
EBIT(1)	1,499	1,408	6.5
Profit before tax from continuing operations	1,042	961	8.4
Profit from continuing operations	648	606	6.9
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	-	-
Profit for the period	648	606	6.9
Profit for the period attributable to owners of the Parent	549	601	(8.7)
Capital expenditures	901	1,042	(13.5)

Consolidated Financial Position Data (*)

(millions of euros)	3/31/2011	12/31/2010	Change

Total assets	86,967	89,131	(2,164)
Total equity	32,975	32,610	365
- attributable to owners of the Parent	29,413	28,819	594
- attributable to non-controlling interests	3,562	3,791	(229)
Total liabilities	53,992	56,521	(2,529)
Total equity and liabilities	86,967	89,131	(2,164)
Share capital	10,600	10,600	-
Accounting net financial debt (1)	30,972	32,087	(1,115)
Adjusted net financial debt (1)	30,622	31,468	(846)
Adjusted net invested capital (2)	63,597	64,078	(481)
Debt Ratio (Adjusted net financial debt /Adjusted net invested capital)	48.2%	49.1%	(0.9) pp

Consolidated Profit Ratios (*)

	1st Quarter 2011	1st Quarter 2010	Change

EBITDA(1)/Revenues	41.4%	44.1%	(2.7) pp
EBIT(1)/Revenues (ROS)	21.2%	22.0%	(0.8) pp

Headcount, number in the Group at period-end (3)

(number)	3/31/2011	12/31/2010	Change

Headcount	84,144	84,200	(56)

Headcount, average number in the Group (3)

(equivalent number)	1st Quarter 2011	1st Quarter 2010	Change

Headcount	78,104	67,299	10,805

Operating Data

	3/31/2011	12/31/2010	Change

Fixed-line network connections Domestic BU at period-end (thousands)	17,367	17,609	(242)
Physical accesses at period-end (Consumer + Business) (thousands)	15,145	15,351	(206)
Fixed-line network connections BU Argentina at period-end (thousands)	4,110	4,107	3
Mobile lines at period-end (thousands)	102,657	100,244	2,413
Mobile lines Domestic BU (thousands)	31,038	31,018	20
Mobile lines Brazil BU (thousands)	52,836	51,015	1,821
Mobile lines Argentina BU (thousands)	18,783	18,211	572
Broadband accesses Domestic BU at period-end (thousands)	9,131	9,058	73
of which retail broadband accesses (thousands)	7,194	7,175	19
Broadband accesses Argentina BU at period-end (thousands)	1,407	1,380	27

(*) Starting in the first half of 2010, certain taxes paid in Brazil, that were not significant, were reclassified from “Other operating expenses” to “Revenues” and “Other income” as deductions. Specifically, such reclassifications allow the Telecom Italia Group to align its accounting presentation to that of the main telecommunications operators, thus ensuring better comparability and understanding of its income statement and financial information. The data relating to the first quarter of 2010 has also been reclassified on a consistent basis. The amounts reclassified are as follows:

(millions of euros)	1st Quarter 2011	1st Quarter 2010

Income taxes on Revenues and Other income of the companies in Brazil (PIS and COFINS)	(91)	(70)

(1)

Details are provided in the section “Alternative Performance Measures”.

(2)

Adjusted net invested capital = Total equity + Adjusted net financial debt.

(3)

Headcount includes the number of people with temp work contracts.

Corporate Boards at March 31, 2011

Board of Directors

At March 31, 2011, the board of directors of Telecom Italia is composed of 14 directors:

Chairman	Gabriele Galateri di Genola
Chief Executive Officer	Franco Bernabè
Directors

César Alierta Izuel

Paolo Baratta (independent)

Tarak Ben Ammar

Roland Berger (independent)

Elio Cosimo Catania (independent)

Jean Paul Fitoussi (independent)

Julio Linares López

Gaetano Micciché

Aldo Minucci

Renato Pagliaro

Mauro Sentinelli

Luigi Zingales (independent)

Secretary to the Board	Antonino Cusimano

Also at the date of March 31, 2011, the board committees were as follows:

–

Executive Committee, composed of: Gabriele Galateri di Genola (Chairman), Franco Bernabè, Roland Berger, Elio Cosimo Catania, Julio Linares López, Aldo Minucci and Renato Pagliaro.

–

Committee for Internal Control and Corporate Governance, composed of: Paolo Baratta (Chairman), Roland Berger, Jean Paul Fitoussi and Aldo Minucci.

–

Nomination and Remuneration Committee, composed of: Elio Cosimo Catania (Chairman), Aldo Minucci and Luigi Zingales.

The ordinary shareholders’ meeting held on April 12, 2011 appointed the new board of directors of the Company composed of 15 directors who will remain in office for three years until the approval of the financial statements for the year ended December 31, 2013.

On April 13, 2011, the new Telecom Italia board of directors appointed Franco Bernabè Chairman and Chief Executive Officer, Aldo Minucci Deputy Chairman and Marco Patuano Chief Operating Officer and Managing Director of the Company. Consequently, the board of directors of the Company is now composed as follows:

Chairman and Chief Executive officer	Franco Bernabè
Deputy Chairman	Aldo Minucci
Chief Operating Officer and Managing Director	Marco Patuano
Directors

César Alierta Izuel

Tarak Ben Ammar

Elio Cosimo Catania (independent)

Ferdinando Falco Beccalli (independent)

Jean Paul Fitoussi (independent)

Gabriele Galateri di Genola

Julio Linares López

Gaetano Micciché

Renato Pagliaro

Francesco Profumo (independent)

Mauro Sentinelli (independent)

Luigi Zingales (independent)

Secretary to the Board	Antonino Cusimano

All the board members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Piazza degli Affari 2.

The board of directors also appointed the members of the board committees which are formed as follows:

–

Executive Committee, composed of: Chairman and CEO, Deputy Chairman, COO and Managing Director, Ferdinando Falco Beccalli, Elio Cosimo Catania, Julio Linares López, Renato Pagliaro and Mauro Sentinelli;

–

Committee for Internal Control and Corporate Governance, composed of: Elio Cosimo Catania, Jean Paul Fitoussi, Francesco Profumo, Mauro Sentinelli and Luigi Zingales;

–

Nomination and Remuneration Committee, composed of: Elio Cosimo Catania, Jean Paul Fitoussi, Gabriele Galateri di Genola and Francesco Profumo.

In addition to the responsibilities of the internal Committees which remain those established by the Company’s Self-regulatory Code, the following duties were also attributed to:

–

the Executive Committee: responsibility for expressing a preliminary opinion on the transactions submitted for approval to the board of directors pursuant to point 3.2 of the Self-regulatory Code, that is, on the transactions which, by their nature, strategic importance, size or commitments which they may involve, have a significant impact on the operations of the Company and the Group;

–

the Committee for Internal Control and Corporate Governance: responsibility over matters regarding transactions with related parties according to the specific Procedure on this subject and the task of high-level oversight regarding corporate social responsibility;

–

the Nomination and Remuneration Committee: responsibility over matters regarding the management succession and replacement process and the selection/designation of the external member of the Supervisory Board, as well as the task of formulating proposals for allocating the total compensation established by the shareholders’ meeting among the entire board of directors.

Board of Statutory Auditors

The board of statutory auditors of Telecom Italia was elected by the shareholders’ meeting held on April 8, 2009 and will remain in office until the approval of the 2011 annual financial statements.

The board of statutory auditors is composed as follows:

Chairman	Enrico Maria Bignami
Acting Auditors	Gianluca Ponzellini
Lorenzo Pozza
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Silvano Corbella
Maurizio Lauri
Vittorio Giacomo Mariani
Ugo Rock

Independent Auditors

The shareholders’ meeting held on April 29, 2010 appointed the audit firm of PricewaterhouseCoopers S.p.A., to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

Manager responsible for preparing the corporate financial reports

Andrea Mangoni (Head of the Group Administration, Finance and Control & International Development Function) is the manager responsible for preparing the corporate financial reports of Telecom Italia.

Macro-Organization Chart of the Telecom Italia Group at March 31, 2011

CHAIRMAN
GABRIELE GALATERI DI GENOLA
CORPORATE LEGAL AFFAIRS
ANTONINO CUSIMANO
TI AUDIT AND COMPLIANCE SERVICES
FEDERICO MAURIZIO d'ANDREA
RELATIONS WITH INSTITUTIONS
FRANCO ROSARIO BRESCIA
RELATIONS WITH THE TERRITORY AND INSTITUTIONAL MARKETING
PAOLO ANNUNZIATO
CHIEF EXECUTIVE OFFICER
FRANCO BERNABÈ
ADMINISTRATION, FINANCE AND CONTROL
ANDREA MANGONI
HUMAN RESOURCES AND ORGANIZATION
ANTONIO MIGLIARDI
PURCHASING
STEFANO CIURLI
LEGAL AFFAIRS
a.i. ANTONINO CUSIMANO
STRATEGY AND INNOVATION
CESARE SIRONI
EXTERNAL RELATIONS
CARLO FORNARO
EQUIVALENCE AND REGULATORY AFFAIRS
ALESSANDRO TALOTTA
SECURITY
DAMIANO TOSELLI
BUSINESS UNIT MEDIA
GIOVANNI STELLA
TECHNOLOGY & OPERATIONS
OSCAR CICCHETTI
NATIONAL WHOLESALE SERVICES
RICCARDO DELLEANI
DOMESTIC MARKET OPERATIONS
MARCO PATUANO
TIM BRASIL
LUCA LUCIANI
INTERNATIONAL BUSINESS
a.i. ANDREA MANGONI
QUALITY & PROGRAM MANAGEMENT
GIUSEPPE ZAZA
INDUSTRY RELATIONS AND ROAMING
LUCY LOMBARDI
FRAUD MANAGEMENT & REVENUE ASSURANCE
DANIELE GULINATTI
BROADBAND CONTENT
PAOLO D'ANDREA
TECHNICAL PLANNING
FILIPPO BENTIVOGLIO RAVASIO
OPEN ACCESS
GIUSEPPE ROBERTO OPILIO
NETWORK
STEFANO NOCENTINI
INFORMATION TECHNOLOGY
a.i. STEFANO GIGLI
TECHNICAL INFRASTRUCTURES
VENANZIO IACOZZILLI
CONSUMER
a.i. MARCO PATUANO
BUSINESS
PIETRO LABRIOLA
TOP CLIENTS
SIMONE BATTIFERRI
PUBLIC SECTOR
GIANFILIPPO D'AGOSTINO
CUSTOMER OPERATIONS
CARLOS LAMBARRI
INTERNATIONAL SUPPORT
FRANCESCO S. BRUNO
INTERNATIONAL POSITIONING AND OPERATIONS
FRANCESCO ARMATO

Following the appointments by the new board of directors of Telecom Italia on April 13, 2011, the organizational structure of the Telecom Italia Group has been redesigned as of April 15, 2011.

Specifically, the board of directors voted to appoint Franco Bernabè Chairman and Chief Executive Officer, Aldo Minucci Executive Deputy Chairman and Marco Patuano Chief Operating Officer and Managing Director of the Domestic business.

The Chairman of the Board and Chief Executive Officer shall have the following responsibilities: representation of the Company, in accordance with the bylaws, and all the powers, to be exercised by single signature, necessary to carry out the duties pertinent to the business of the Company in its various forms, the overall governance of the Group, including the coordination of the corporate activity of the COO and the definition of the strategic guidelines of the Company, responsibility for extraordinary operations and financial extraordinary transactions to be submitted to the board of directors, as well as the authority to govern communications to the public regarding privileged information. The following report to this office:

•

the Functions

–

Legal Affairs

–

Public & Regulatory Affairs

–

Administration, Finance and Control & International Development

–

Strategy

–

External Relations

–

Security

•

as well as the companies

–

Telecom Italia Media

–

TIM Brasil

–

Telecom Argentina

The Deputy Chairman shall have the following duties: representation of the Company, in accordance with the bylaws, in the absence or unavailability of the Chairman and oversight of the internal control system. The Audit function reports to this office.

The Chief Operating Officer and Managing Director of Domestic Operations shall have the following responsibilities: representation of the company, in accordance with the bylaws, and all the powers, to be exercised by single signature, necessary to carry out the duties pertinent to the business of the Company in its various forms and the overall governance of the domestic business. The following report to this office:

•

the Functions:

–

Innovation & Industry Relations

–

Consumer

–

Business

–

Top Clients

–

Public Sector

–

Technology

–

Information Technology

–

National Wholesale Services

–

Supply Chain & Real Estate

–

Human Resources and Organization

–

Domestic Media

–

Quality

–

Compliance

Also reporting to the Domestic COO and Managing Director is the company Olivetti.

The new organization chart of the Telecom Italia Group is therefore as follows:

DEPUTY CHAIRMAN
ALDO MINUCCI
CHAIRMAN
FRANCO BERNABÈ
AUDIT
FEDERICO MAURIZIO d'ANDREA
STRATEGY
OSCAR CICCHETTI
LEGAL AFFAIRS
ANTONINO CUSIMANO
PUBLIC & REGULATORY AFFAIRS
FRANCO BRESCIA
EXTERNAL RELATIONS
CARLO FORNARO
ADMINISTRATION, FINANCE AND CONTROL & INTERNATIONAL DEVELOPMENT
ANDREA MANGONI
(Italtel)
SECURITY
DAMIANO TOSELLI
DOMESTIC MANAGING DIRECTOR
MARCO PATUANO
(Olivetti)
TI MEDIA
GIOVANNI STELLA
TIM BRASIL
LUCA LUCIANI
TELECOM ARGENTINA
FRANCO BERTONE
DOMESTIC MEDIA
GIUSEPPINA CARLOTTA VENTURA
COMPLIANCE
RICCARDO TARANTO
QUALITY
GIUSEPPE ZAZA
HUMAN RESOURCES AND ORGANIZATION
ANTONIO MIGLIARDI
SUPPLY CHAIN & REAL ESTATE
STEFANO CIURLI
NATIONAL WHOLESALE SERVICES
ALESSANDRO TALOTTA
(TI Sparkle)
INNOVATION & INDUSTRY RELATIONS
CESARE SIRONI
(Matrix)
CONSUMER
LUCA ROSSETTO
(TCC)
BUSINESS
PIETRO LABRIOLA
TOP CLIENTS
SIMONE BATTIFERRI
PUBLIC SECTOR
GIANFILIPPO D'AGOSTINO
TECHNOLOGY
GIUSEPPE ROBERTO OPILIO
IT
a.i. MARCO PATUANO
(SSC)

Information for Investors

Telecom Italia S.p.A. Share Capital at March 31, 2011

Share capital	10,688,746,056.45 euros
Number of ordinary shares (par value 0.55 euros each)	13,407,963,078
Number of savings shares (par value 0.55 euros each)	6,026,120,661
Number of Telecom Italia ordinary treasury shares	37,672,014
Number of Telecom Italia ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of ordinary treasury shares held by the Group to total share capital	0.83%
Market capitalization (based on March 2011 average prices)	20,553 million euros

Shareholders

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at March 31, 2011, supplemented by communications received and other available sources of information (ordinary shares):

Foreign Companies
4.58%
Italian Companies
0.89%
Other Italian Shareholders
17.62%
Other Foreign Shareholders
0.19%
Foreign Institutional
Companies
43.37%
TELCO
22.40%
Telecom Italia Group
1.21%
Italian Institutional
Companies
9.74%

The shareholders of Telco (Generali Group: 30.58%; Mediobanca S.p.A.: 11.62%; Intesa Sanpaolo S.p.A.: 11.62%; Telefónica S.A.: 46.18%) signed a Shareholders’ Agreement, relevant for Telecom Italia pursuant to Legislative Decree 58/1998, art. 122.

The description of the fundamental contents of the agreement is contained in the Report on the Corporate Governance and Share Ownership Structure, published on the website: www.telecomitalia.com.

Major Holdings in Share Capital

At March 31, 2011, taking into account the results in the Shareholders Book, communications sent to Consob and the Company pursuant to Legislative Decree 58 dated February 24, 1998, art. 120 and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital are as follows:

Holder	Type of ownership	% stake in ordinary share capital

Telco S.p.A.	Direct	22.40%
Findim Group S.A.	Direct	4.99%
BNP Paribas S.A.	Direct and Indirect	2.53% (*)

(*) of which shares with voting rights are equal to 1.31% of total Telecom Italia ordinary shares.

Furthermore, the following companies, as investment advisory firms, notified Consob that they are in possession of Telecom Italia S.p.A. ordinary shares:

•

Brandes Investment Partners LP: on July 23, 2008, for a quantity of ordinary shares which at March 31, 2011 is equal to 4.02% of total Telecom Italia S.p.A. ordinary shares;

•

Blackrock Inc.: on May 20, 2010, for a quantity of ordinary shares which at March 31, 2011 is equal to 2.89% of total Telecom Italia S.p.A. ordinary shares;

•

Alliance Bernstein LP: on November 14, 2008, for a quantity of ordinary shares which at March 31, 2011 is equal to 2.06% of total Telecom Italia S.p.A. ordinary shares.

Common Representatives

The special meeting of the savings shareholders held on May 28, 2010 elected Emanuele Rimini as the common representative for three financial years (up to the approval of the financial statements for the year ended December 31, 2012).

Francesco Pensato is the common representative of the bondholders for the Telecom Italia S.p.A. 1,250,000,000 euros, 5.375% notes due 2019 (with a mandate for the three-year period 2009-2011).

By decree of March 7, 2011, the Milan Court appointed Enrico Cotta Ramusino as the common representative of the bondholders for the Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired (with a mandate for the three-year period 2011-2013).

Performance of the Stocks of the Major Companies in the Telecom Italia Group

Relative performance by Telecom Italia S.p.A.

1/1/2011 – 3/31/2011 vs. FTSE Italia All-Share Index and DJ Stoxx TLC Index (*)

125.00
120.00
115.00
110.00
105.00
100.00
95.00
1.2394
1.1898
1.1402
1.0907
1.0411
0.9915
0.9419
1/3/2011
1/12/2011
1/21/2011
2/1/2011
2/10/2011
2/21/2011
3/2/2011
3/11/2011
3/22/2011
3/31/2011
Telecom Italia Ord.
Telecom Italia Sav.
FTSE Italy All-Shares
Dow Jones Stoxx TLC

(*) Chart based on Telecom Italia ord. price of EUR 0.99151 at 1/1/2011 - Stock market prices. Source: Reuters.

Relative performance by Telecom Italia Media S.p.A.

1/1/2011 – 3/31/2011 vs. FTSE Italia All-Share Index and DJ Stoxx Media Index(*)

115
110
105
100
95
90
85
80
75
0.274
0.262
0.250
0.238
0.226
0.214
0.202
0.190
0.178
1/3/2011
1/12/2011
1/21/2011
2/1/2011
2/10/2011
2/21/2011
3/2/2011
3/11/2011
3/22/2011
3/31/2011
Telecom Italia Media Ord.
Telecom Italia Media Sav.
FTSE Italy All-Shares
Dow Jones Stoxx Media

(*) Chart based on Telecom Italia Media ord. price of EUR 0.23797 at 1/1/2011 - Stock market prices. Source: Reuters.

Relative performance by Tim Participações S.A.

1/1/2011 – 3/31/2011 vs. BOVESPA Index and ITEL Index (in Brazilian reais) (*)

130
125
120
115
110
105
100
95
90
8.7177
8.3824
8.0471
7.7118
7.3765
7.0412
6.7059
6.3706
6.0353
1/3/2011
1/12/2011
1/21/2011
2/1/2011
2/10/2011
2/21/2011
3/2/2011
3/11/2011
3/22/2011
3/31/2011
Tim Participações Ord.
Tim Participações Pref.
BOVESPA
ITEL

(*) Chart based on Tim Participações ord. price BRL 6.705938 at 1/1/2011 - Stock market prices. Source: Reuters.

Relative performance by Telecom Argentina S.A. (Class B ordinary shares)

1/1/2011 – 3/31/2011 vs. MERVAL Index (in Argentine pesos) (*)

110
100
90
80
21.3889
19.4445
17.5000
15.5556
1/3/2011
1/12/2011
1/21/2011
2/1/2011
2/10/2011
2/21/2011
3/2/2011
3/11/2011
3/22/2011
3/31/2011
Telecom Argentina
MERVAL

(*) Chart based on Telecom Argentina Class B price ARS 19.4447 at 1/1/2011 - Stock market prices. Source: Reuters.

Telecom Italia S.p.A. ordinary and savings shares, Tim Participações S.A. preferred shares, Telecom Argentina S.A. Class B ordinary shares and Nortel Inversora S.A. Class B preferred shares are listed on the New York Stock Exchange (NYSE). The shares are listed through American Depositary Shares (ADS) representing, respectively, 10 Telecom Italia S.p.A. ordinary shares and 10 savings shares, 10 Tim Partecipações preferred shares, 5 Telecom Argentina S.A. Class B ordinary shares and, for Nortel Inversora S.A., through American Depositary Receipts (ADRs) representing 0.05 Class B preferred shares.

Rating at March 31, 2011

	Rating	Outlook

STANDARD & POOR'S	BBB	Stable
MOODY'S	Baa2	Stable
FITCH RATINGS	BBB	Stable

Review of Operating and Financial Performance -  Telecom Italia Group

Consolidated Operating Performance – First Quarte of 2011

The main operating indicators in the first quarter of 2011 compared to the corresponding period of 2010 are as follows:

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change (a-b)
	(a)	(b)	amount	%	% organic

Revenues	7,073	6,413	660	10.3	(0.2)
EBITDA	2,929	2,826	103	3.6	(3.6)
EBITDA margin	41.4%	44.1%	(2.7)pp
Organic EBITDA margin	41.9%	43.4%	(1.5)pp
EBIT	1,499	1,408	91	6.5	1.2
EBIT margin	21.2%	22.0%	(0.8)pp
Organic EBIT margin	21.7%	21.4%	0.3 pp
Profit before tax from continuing operations	1,042	961	81	8.4
Profit from continuing operations	648	606	42	6.9
Profit (loss) from Discontinued operations/non-current assets held for sale	-	-	-	-
Profit for the period	648	606	42	6.9
Profit for the period attributable to owners of the Parent	549	601	(52)	(8.7)

The following chart summarizes the main line items which had an impact on the profit attributable to owners of the Parent in the first quarter of 2011:

(millions of euros)
601
+91
-10
-39
-94
549
-52 (-8.7%)
1st Quarter 2010
Δ EBIT
Δ Financial management
Δ Income tax for the period
Δ Profit/loss attributable to Non-controlling interests
1st Quarter 2011

Revenues

Revenues amount to 7,073 million euros in the first quarter of 2011, increasing 10.3% compared to 6,413 million euros in the first quarter of 2010 (+660 million euros). In terms of the organic change, instead, consolidated revenues decreased 0.2% (-15 million euros).

In particular, the organic change in revenues is calculated by:

•

excluding the effect of the change in the scope of consolidation (551 million euros, principally in reference to the consolidation of the Argentina Business Unit);

•

excluding the effect of exchange differences (+124 million euros, almost entirely due to the positive exchange rate effect of the Brazil Business Unit(1), equal to +123 million euros).

The breakdown of revenues by operating segment is the following:

(millions of euros)	1st Quarter 2011		1st Quarter 2010		Change
		% of total		% of total	amount	%	% organic

Domestic	4,596	65.0	4,974	77.6	(378)	(7.6)	(7.4)
Core Domestic	4,396	62.2	4,714	73.5	(318)	(6.7)	(6.7)
International Wholesale	317	4.5	398	6.2	(81)	(20.4)	(18.5)
Brazil	1,646	23.3	1,323	20.6	323	24.4	13.8
Argentina	753	10.6	-	-	753	-	27.2
Media, Olivetti and Other Operations	131	1.9	151	2.4	(20)	(13.2)
Adjustments and Eliminations	(53)	(0.8)	(35)	(0.6)	(18)	(51.4)
Total consolidated revenues	7,073	100.0	6,413	100.0	660	10.3	(0.2)

The following chart summarizes the changes in organic revenues in the periods under comparison:

(millions of euros)
6,413
+551
+124
-
7,088
-369
+200
+161
-5
+5
-7
7,073
-
7,073
organic change : -15 (-0.2%)
1st Quarter 2010
Change in scope of consolidation effect
Foreign exchange effect
Non-organic revenues
1st Quarter 2010 on a comparable basis
Domestic
Brazil
Argentina
Media
Olivetti
Other operations and eliminations
1st Quarter 2011 on a comparable basis
Non-organic revenues
1st Quarter 2011
+660 (+10.3%)

The Domestic Business Unit (divided into Core Domestic and International Wholesale) reports a declining trend in organic revenues of 7.4% compared to the first quarter of 2010. The principal operating indicators show a structural improvement and affirm the repositioning strategy undertaken in the mobile business and the defense of the value of the customer base in the fixed-line area.

The organic services component (4,449 million euros in the first quarter of 2011) records a contraction of 7.6% (-6.5% in the first quarter of 2010). Such change in the mobile area (-11.7% in the first quarter of 2011) is due to the necessary investment made for the competitive repositioning of TIM’s rate plans from which improvements are expected in sales performance in the second half of 2011, partly due to the expiration of the promotions launched during 2010. The fixed area, with a contraction in revenues of 167 million euros (-4.9% in the first quarter of 2011 compared to -5.3% in the first quarter of 2010), is also shaped by the regulatory framework which does not favor the activities for recapturing Telecom Italia’s customers. As for handset sales (revenues of 147 million euros in the first quarter of 2011), a improving trend is recorded (-2.0% in the first quarter of 2011 compared to -23.9% in the first quarter of 2010). Such recovery, in the fixed area (+9.8% in the first quarter of 2011 compared to -29.8% in the first quarter of 2010) is also associated with better ICT sales (+35.9%), whereas the performance in the mobile area is influenced by a greater focus on handsets which offer mobile internet service.

As for the Brazil Business Unit, organic revenues grew 13.8% in the first quarter of 2011 compared to the first quarter of 2010. Service revenues confirm the positive trend (+9.0% in the first quarter of 2011), driven by the growth of the customer base  (52.8 million lines at March 31, 2011). Handset sales also show an increasing trend (+140.8% in the first quarter of 2011 compared to -34.4% in the first quarter of 2010).

An in-depth analysis of revenue performance by individual Business Unit is provided in “The Business Units of the Telecom Italia Group”.

EBITDA

EBITDA is 2,929 million euros, increasing 103 million euros (+3.6%) compared to the same period of the prior year; the EBITDA margin is 41.4% (44.1% in the first quarter of 2010). In organic terms, EBITDA decreased 3.6% and the EBITDA margin is down 1.5 percentage points (41.9% in the first quarter of 2011 versus 43.4% in the first quarter of 2010).

Details of EBITDA and EBITDA margins by operating segment are as follows:

(millions of euros)	1st Quarter 2011		1st Quarter 2010		Change
		% of total		% of total	amount	%	% organic

Domestic	2,236	76.3	2,451	86.7	(215)	(8.8)	(7.6)
EBITDA margin	48.7		49.3		(0.6) pp		0.0 pp
Brazil	452	15.4	381	13.5	71	18.6	8.6
EBITDA margin	27.5		28,8		(1.3) pp		(1.3) pp
Argentina	257	8.8	-	-	257	-	22.5
EBITDA margin	34.1		-	-			(1.4) pp
Media, Olivetti and Other Operations	(14)	(0.4)	(10)	(0.4)	(4)
Adjustments and Eliminations	(2)	(0.1)	4	0.2	(6)
Total consolidated EBITDA	2,929	100.0	2,826	100.0	103	3.6	(3.6)
EBITDA margin	41.4		44.1		(2.7) pp

The following chart summarizes the changes in organic EBITDA:

(Revenues and income) / costs and expenses excluded from the calculation of organic EBITDA are the following:

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change

Disputes and settlements	6	2	4
Other	31	8	23
Total net non-organic (revenues and income) / costs and expenses	37	10	27

EBITDA was particularly impacted by the change in the line items analyzed below:

Acquisition of goods and services

Acquisition of goods and services amounts to 2,995 million euros, increasing 497 million euros (+19.9%) compared to the first quarter of 2010 (2,498 million euros). The increase is largely due to the entry of the Argentina Business Unit in the scope of consolidation (an impact of 307 million euros in the first quarter of 2011) and exchange differences of the Brazil Business Unit (65 million euros). As for the other business units, the reduction of 98 million euros in the Domestic Business Unit, principally relating to the portion of revenues to be paid to other operators and rent and lease costs, is offset by the increase in all the cost items of the Brazil Business Unit, particularly purchases of goods and products for marketing purposes and the portion of revenues to be paid to other operators.

In detail:

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change

Purchases of goods	484	196	288
Portion of revenues to be paid to other operators and interconnection costs	1,031	1,050	(19)
Commercial and advertising costs	566	462	104
Power, maintenance and outsourced services	356	289	67
Rent and leases	158	141	17
Other service expenses	400	360	40
Total acquisition of goods and services	2,995	2,498	497
% of Revenues	42.3	39.0	3.3 pp

Employee benefits expenses

Details are as follows:

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change

Employee benefits expenses - Italy	801	856	(55)
Employee benefits expenses – Foreign	189	82	107
Total employee benefits expenses	990	938	52
% of Revenues	14.0	14.6	(0.6) pp

As for the Italian component of ordinary employee benefits expenses, the decrease of 55 million euros is mainly due to the reduction in the average headcount of the salaried workforce (-4,193 compared to the first quarter of 2010, of whom -1,507 are under so-called “solidarity contracts” in Telecom Italia S.p.A. and Shared Service Center S.r.l.).

With regard to the foreign component of employee benefits expenses, the increase of 107 million euros mainly came from the entry of the Argentina Business Unit in the scope of consolidation (an impact of 99 million euros in the first quarter of 2011) and the effect of the exchange differences of the Brazil Business Unit (+6 million euros).

Group’s average headcount of the salaried workforce is the following:

(equivalent number)	1st Quarter 2011	1st Quarter 2010	Change

Average salaried headcount – Italy	53,629	57,822	(4,193)
Average salaried headcount – Foreign	24,457	9,477	14,998
Total average salaried headcount (1)	78,104	67,299	10,805

(1)

Includes the average headcount with temp work contracts: 97 in the first quarter of 2011 (79 in Italy and foreign). In the first quarter of 2010, the headcount was 72 (61 in Italy and 11 foreign).

The increment in the average headcount of the salaried workforce in the first quarter of 2011, compared to the same period to the prior year, is primarily attributable to the consolidation of the Argentina Business Unit (14,831 average headcount in the first quarter of 2011).

Headcount at March 31, 2011 is the following:

(unità)	3/31/2011	12/31/2010	Change

Headcount – Italy	58,026	58,045	(19)
Headcount – Foreign	26,118	26,155	(37)
Total(1)	84,144	84,200	(56)

(1)

Includes headcount with temp work contracts: 100 at March 31, 2011 and 71 at December 31, 2010.

Other income

Details are as follows:

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change

Late payment fees charged for telephone services	18	18	-
Recovery of employee benefit expenses, purchases and services rendered	5	8	(3)
Capital and operating grants	7	8	(1)
Damage compensation, penalties and sundry recoveries	5	5	-
Sundry income	13	14	(1)
Total	48	53	(5)

Other operating expenses

Details are as follows:

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change

Writedowns and expenses in connection with credit management	107	109	(2)
Provision charges	45	18	27
Telecommunications operating fees and charges	144	96	48
Indirect duties and taxes	83	29	54
Penalties, settlement compensation and administrative fines	5	3	2
Association dues and fees, donations, scholarships and traineeships	6	6	-
Sundry expenses	8	4	4
Total	398	265	133

Other operating expenses grew 133 million euros compared to the first quarter of 2010 due to the entry of the Argentina Business Unit in the scope of consolidation (an impact of 77 million euros in the first quarter of 2011), the increase of the Brazil Business Unit (+21 million euros including an exchange rate effect of 13 million euros) and the Domestic Business Unit (+37 million euros).

In particular:

•

writedowns and expenses in connection with credit management include 80 million euros referring to the Domestic Business Unit (68 million euros in the first quarter of 2010), 18 million euros to the Brazil Business Unit (37 million euros in the first quarter of 2010) and 7 million euros to the Argentina Business Unit;

•

provision charges recorded mainly for pending disputes include 27 million euros referring to the Domestic Business Unit (10 million euros in the first quarter of 2010), 14 million euros to the Brazil Business Unit (7 million euros in the first quarter of 2010) and 2 million euros to the Argentina Business Unit.

The increase of 48 million euros in telecommunications operating fees and charges refers principally to the Brazil Business Unit which contributes a positive exchange rate effect of 8 million euros, and also the entry of the Argentina Business Unit in the scope of consolidation (14 million euros).

Depreciation and amortization

Details are as follows:

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change

Amortization of intangible assets with a finite useful life	566	590	(24)
Depreciation of property, plant and equipment – owned and leased	865	822	43
Total	1,431	1,412	19

The increase in amortization and depreciation charges is due to the entry of the Argentina Business Unit in the scope of consolidation (an impact of 133 million euros in the first quarter of 2011) countered by the decrease in amortization and depreciation charges of the Domestic Business Unit (-66 million euros) and the Brazil Business Unit (-46 million euros, including the change in the real/euro exchange rate of +29 million euros).

EBIT

EBIT is 1,499 million euros, increasing 91 million euros compared to the first quarter of 2010 (+6.5%); the EBIT margin is 21.2% (22.0% in the first quarter of 2010). The organic change in EBIT is an increase of 18 million euros (+1.2%); the organic EBIT margin grew from 21.4% in the first quarter of 2010 to 21.7% in the first quarter of 2011.

The following chart summarizes the changes in EBIT:

(Revenues and income) / costs and expenses excluded from the calculation of organic EBIT are the following:

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change

Non-organic costs and expenses already described under EBITDA	37	10	27
Total net non-organic (revenues and income)/costs and expenses	37	10	27

Share of profits (losses) of associates and joint ventures accounted for using the equity method

Details are as follows:

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change

EtecSA (Cuba)	-	18	(18)
Other	(4)	7	(11)
Total	(4)	25	(29)

The investment in EtecSA (Cuba), which was classified in Non-current assets held for sale starting from the month of October 2010, was sold on January 31, 2011.

Other income (expenses) from investments

In the first quarter of 2011, Other income (expenses) from investments is an income balance of 17 million euros and refers to the gain on the sale of the entire 27% investment in the Cuban operator EtecSA. That amount is in addition to the benefit from the impairment reversal of 30 million euros, recorded in 2010.

In the first quarter of 2010, Other income (expenses) from investments was an income balance 2 million euros and mainly included the net gains on the sale of minor companies.

Finance income (expenses)

Details are as follows:

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change

Fair value measurement of call options on 50% of Sofora Telecomunicaciones share capital	-	17	(17)
Income (expenses) on repurchase of own bonds	(13)	(5)	(8)
Net finance expenses, fair value adjustments of derivatives and underlyings and other items	(457)	(486)	29
Total	(470)	(474)	4

The change in finance income (expenses) benefited from the general reduction in interest rates and lower net debt exposure.

Income tax expense

Income tax expense is 394 million euros and posts an increase of 39 million euros compared to the first quarter of 2010 (355 million euros) owing to higher taxable profit reported by the South American Business Units.

Profit for the period

The profit for the period can be analyzed as follows:

(millions of euros)	1st Quarter 2011	1st Quarter 2010

Profit for the period	648	606
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	549	601
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	-
Profit for the period attributable to owners of the Parent	549	601
Non-controlling interests:
Profit (loss) from continuing operations	99	5
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	-
Profit (loss) attributable to Non-controlling interests	99	5

 Consolidated Financial Position Performance

Financial position structure

(millions of euros)	3/31/2011	12/31/2010	Change
	(a)	(b)	(a-b)

Assets
Non-current assets	71,356	73,153	(1,797)
Goodwill	43,838	43,912	(74)
Other intangible assets	7,545	7,903	(358)
Tangible assets	15,920	16,550	(630)
Other non-current assets	4,053	4,788	(735)
Current assets	15,611	15,589	22
Inventories, Trade and miscellaneous receivables and other current assets	8,362	8,177	185
Current income tax receivables	66	132	(66)
Securities other than investments, Financial receivables and other current financial assets, Cash and cash equivalents	7,183	7,280	(97)
Discontinued operations/Non-current assets held for sale	-	389	(389)
of a financial nature	-	-
of a non-financial nature	-	389	(389)
	86,967	89,131	(2,164)
Equity and liabilities
Equity	32,975	32,610	365
Non-current liabilities	36,930	38,450	(1,520)
Current liabilities	17,062	18,071	(1,009)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature	-	-	-
of a non-financial nature	-	-	-
	86,967	89,131	(2,164)

Non-current assets

•

Goodwill: decreased 74 million euros due to fluctuations in the exchange rates of the companies in Brazil and Argentina.

During the first quarter of 2011, there were no events or circumstances such as to require an updating of the impairment test on goodwill carried out for the preparation of the consolidated financial statements at December 31, 2010. Specifically, the trend of the key outside parameters (EBITDA and Capex) of the Telecom Italia Group in the first quarter of 2011 are in line with the targets announced to the public and assumed as the basis for the impairment test at December 31, 2010 and there were no significant negative variations in the outside parameters.

•

Other Intangible assets: decreased 358 million euros, from 7,903 million euros at the end of 2010 to 7,545 million euros at March 31, 2011, being the balance of the following:

–

additions (+404 million euros);

–

amortization charge for the period (-566 million euros);

–

disposals, exchange differences, other changes in the scope of consolidation, reclassifications and other movements (for a net balance of -196 million euros).

•

Tangible assets: decreased 630 million euros from 16,550 million euros at the end of 2010 to 15,920 million euros at March 31, 2011, being the balance of the following:

–

additions (+497 million euros);

–

depreciation charge for the period (-865 million euros);

–

disposals, exchange differences, other changes in the scope of consolidation, reclassifications and other movements (for a net balance of -262 million euros).

Discontinued operations/Non-current assets held for sale

At December 31, 2010, this line item included the entire investment held in EtecSA (Cuba) which was sold on January 31, 2011.

Consolidated equity

Consolidated equity amounts to 32,975 million euros (32,610 million euros at December 31, 2010), of which 29,413 million euros is attributable to owners of the Parent (28,819 million euros at December 31, 2010) and 3,562 million euros is attributable to Non-controlling interests (3,791 million euros at December 31, 2010).

In greater detail, the changes in equity are the following:

(millions of euros)	3/31/2011	12/31/2010

At the beginning of the period	32,610	27,120
Total comprehensive income	516	4,568
Dividends declared by:	-	(1,164)
Telecom Italia S.p.A.	-	(1,029)
Other Group companies	-	(135)
Effect of Telecom Italia Media capital transactions	-	47
Grants of equity instruments	3	32
Effect of increase in economic stake in Argentina BU	(153)	-
Change in scope of consolidation and other changes	(1)	2,007
At the end of the period	32,975	32,610

 Net Financial Debt and Cash Flows

Net financial debt is composed as follows:

Net financial debt

(millions of euros)	3/31/2011	12/31/2010	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	23,331	24,589	(1,258)
Amounts due to banks, other financial payables and liabilities	8,210	8,317	(107)
Finance lease liabilities	1,407	1,442	(35)
	32,948	34,348	(1,400)
Current financial liabilities (*)
Bonds	4,817	4,989	(172)
Amounts due to banks, other financial payables and liabilities	1,592	1,661	(69)
Finance lease liabilities	231	232	(1)
	6,640	6,882	(242)
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	-	-	-
Total gross financial debt	39,588	41,230	(1,642)
Non-current financial assets
Securities other than investments	(13)	(13)	-
Financial receivables and other current financial assets	(1,420)	(1,850)	430
	(1,433)	(1,863)	430
Current financial assets
Securities other than investments	(1,310)	(1,316)	6
Financial receivables and other current financial assets	(386)	(438)	52
Cash and cash equivalents	(5,487)	(5,526)	39
	(7,183)	(7,280)	97
Financial assets included in Discontinued operations/Non-current assets held for sale	-	-	-
Total financial assets	(8,616)	(9,143)	527
Accounting net financial debt	30,972	32,087	(1,115)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(350)	(619)	269
Adjusted net financial debt	30,622	31,468	(846)
Breakdown as follows:
Total adjusted gross financial debt	38,285	39,383	(1,098)
Total adjusted financial assets	(7,663)	(7,915)	252
(*) of which current portion of medium/long-term debt:
Bonds	4,817	4,989	(172)
Amounts due to banks, other financial payables and liabilities	1,142	919	223
Finance lease liabilities	231	232	(1)

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and optimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in a range of 60% - 70% for the fixed-rate component and 30% - 40% for the variable-rate component.

In managing market risks, the Group has adopted a “Guideline policy for debt management using derivative instruments” and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates, featuring prominently in the financial markets beginning in the fourth quarter of 2008, significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities.  Having said this and in order to present a more realistic analysis of net financial debt, starting from the June 2009 report, in addition to the usual indicator (renamed “Accounting net financial debt”), a new indicator is also presented denominated “Adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities. The measurement of derivative financial instruments, which also has the objective of pre-setting the exchange rate and the interest rate of future variable contractual flows, does not, in fact, require an actual financial settlement.

The following chart summarizes the main transactions which had an impact on the change in net financial debt during the first quarter of 2011:

Net operating free cash flow

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change

EBITDA	2,929	2,826	103
Capital expenditures on an accrual basis	(901)	(1,042)	141
Change in net operating working capital:	(952)	(988)	36
Change in inventories	(39)	78	(117)
Change in trade receivables and net amounts due on construction contracts	161	67	94
Change in trade payables (*)	(816)	(885)	69
Other changes in operating receivables/payables	(258)	(248)	(10)
Change in provisions for employees benefits	1	(2)	3
Change in operating provisions and Other changes	(1)	(40)	39
Net operating free cash flow	1,076	754	322
% of Revenues	15.2	11.8	3.4 pp

(*) Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, net operating free cash flow during the first quarter of 2011 has been particularly impacted by the following:

Capital expenditures on an accrual basis

The breakdown is as follows:

(millions of euros)	1st Quarter 2011		1st Quarter 2010		Change
		% of total		% of total

Domestic	663	73.6	752	72.2	(89)
Brazil	130	14.4	277	26.6	(147)
Argentina	91	10.1	-	-	91
Media, Olivetti and Other Operations	17	1.9	13	1.2	4
Adjustments and Eliminations	-	-	-	-	-
Total consolidated capital expenditures	901	100.0	1,042	100.0	(141)
% sui Revenues	12.7		16.2		(3.5) pp

Capital expenditures in the first quarter of 2011 total 901 million euros, decreasing 141 million euros compared to the first quarter of 2010. Specifically, the significant decrease in capital expenditures of the Domestic Business Unit (89 million euros; -11.8%) benefits also from the spread of the effects of the programs to cut costs and capital expenditures of the Brazil Business Unit (-147 million euros). Such benefit, however, is offset by the entry of the Argentina Business Unit in the scope of consolidation (+91 million euros).

Net financial debt during the first quarter of 2011 was also affected by the following:

Financial investments: acquisition of stakes in the Sofora – Telecom Argentina group

During the first quarter of 2011, the Telecom Italia Group increased the stakes held in Sofora Telecomunicaciones S.A. and in Nortel Inversora S.A. (the controlling holding company of the Telecom Argentina group, which, in turn, is controlled by Sofora Telecomunicaciones) for a total investment of 155 million euros.

In particular:

•

on January 24, 2011, the Telecom Italia Group, through its subsidiary Telecom Italia International N.V., purchased 2,351,752 Nortel American Depositary Shares (ADS), representing Preferidas B shares, from Fintech Investment Ltd for 65.8 million U.S. dollars. The ADSs in question represent 117,587.6 Preferidas B shares, which correspond to 8% of total Preferidas B shares (without voting rights);

•

on March 9, 2011, Telecom Italia, through its subsidiary Telecom Italia International N.V., purchased a 10% stake in Sofora Telecomunicaciones S.A. from the local partner Werthein and thus increased its investment holding in Sofora from 58% to 68% of the company’s share capital. The transaction did not alter or modify either the governance rights of the Telecom Argentina group established by agreement between the shareholders signed by the Telecom Italia Group and Werthein, which is still in force, or the commitments undertaken by the Telecom Italia Group before the Argentine antitrust authorities.

In view of the above increments in the investments, the economic interest of the Telecom Italia Group in Telecom Argentina rose from 16.2% at December 31, 2010 to the current 21.1%.

Sale of investments and other disposals flow

Sale of investments and other disposals flow amounts to 377 million euros and 374 million euros of that amount refers to the portion already received, net of related accessory charges, on the sale of EtecSA Cuba. The transaction specifically provides that Telecom Italia Group will receive a total of 706 million U.S. dollars, of which 500 million U.S. dollars has already been paid by the buyer on January 31, 2011; the remaining amount will be paid by EtecSA in 36 monthly installments, of which two have already been paid at the date of March 31, 2011. The receivable is secured by specific guarantees.

Finance expenses, income taxes and other net non-operating requirements flow

Finance expenses, income taxes and other net non-operating requirements flow mainly includes the payment, made in the first quarter of 2011, for net finance expenses, income taxes and also the change in non-operating receivables and payables.

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized during the first quarter of 2011 resulted in a positive effect on net financial debt at March 31, 2011 of 698 million euros (1,209 million euros at December 31, 2010).

Gross financial debt

Bonds

Bonds at March 31, 2011 are recorded for 28,148 million euros (29,578 million euros at December 31, 2010). Their nominal repayment amount is 27,312 million euros, decreasing 1,017 million euros compared to December 31, 2010 (28,329 million euros).

The change in bonds during the first quarter of 2011 is as follows:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. 1,000 million euros 5.125% maturing 1/25/2016	Euro	1,000	1/25/2011

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia Capital S.A. Floating Rate Notes 400 million dollars, 3-month USD LIBOR +0.48%, issue guaranteed by Telecom Italia S.p.A.	USD	400	2/1/2011
Telecom Italia S.p.A. 4.5% 750 million euros	Euro	750	1/28/2011

Buybacks

As occurred in past years, during the first quarter of 2011, the Telecom Italia Group bought back bonds, with the aim of:

•

giving investors a further possibility of monetizing their positions;

•

partially repaying some debt securities before maturity, increasing the overall return on the Group’s liquidity without inviting any additional risks.

In particular, the following bonds were repurchased:

(millions of original currency)	Currency	Amount	Buyback periods

Buybacks
Telecom Italia Finance S.A. 1,791 million euros 7.50% maturing April 2011(1)	Euro	92.923	January - March 2011
Telecom Italia Finance S.A. 813 million euros 7.25% maturing April 2012	Euro	187.455	January - March 2011

(1)

During the years 2009 and 2010, bonds had already been bought back for 116.115 million euros. Therefore the total amount bought back is 209.038 million euros.

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, the nominal amount at March 31, 2011 is equal to 297 million euros and decreased by 8 million euros compared to December 31, 2010 (305 million euros).

─ ● ─

Revolving Credit Facility and Term Loan

The following table shows the composition and the drawdown of the committed credit lines available at March 31, 2011. These are represented by the Revolving Credit Facility for a total of 8 billion euros expiring August 2014, the syndicated revolving line for a total of 1.25 billion euros expiring February 2013 and the revolving credit line for a total of 200 million euros signed December 20, 2010 and expiring June 19, 2012 (renewable at the discretion of Telecom Italia up to December 18, 2013):

(billions of euros)	3/31/2011		12/31/2010
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring February 2013	1.25	-	1.25	--
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility – expiring June 2012 (renewable until December 2013)	0.2	0.12	0.2	0.12
Total	9.45	1.62	9.45	1.62

Lehman Brothers Bankhaus AG London Branch bank is the Lender of the Revolving Credit Facility expiring 2014 with a commitment of 19 million euros and an amount disbursed of 3.56 million euros.

With regard to Lehman Brothers Bankhaus AG’s commitment, the Telecom Italia Group has not received any communication from Lehman Brothers Bankhaus AG, or from its representatives or directors or agent of the committed facility which, at this time, entails changes compared to the situation prior to the bankruptcy of Lehman Brothers Holding Inc..

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) is 7.55 years.

The average cost of the Group’s debt, considered as the cost for the period calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.4%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, reference should be made to the table that follows:

Detail of the maturities of Financial liabilities – nominal repayment amount:
	maturing by 3/31/ of the year:
(millions of euros)	2012	2013	2014	2015	2016	After 2016	Total

Bonds	4,275	3,312	2,408	2,257	3,521	11,539	27,312
Loans and other financial liabilities	881	336	1,578	2,141	1,022	2,216	8,174
Finance lease liabilities	216	145	170	147	129	816	1,623
Total	5,372	3,793	4,156	4,545	4,672	14,571	37,109
Current financial liabilities	442	-	-	-	-	-	442
Total	5,814	3,793	4,156	4,545	4,672	14,571	37,551

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin, calculated as the sum of Cash and cash equivalents and current Securities other than investments, amounts to 6,797 million euros at March 31, 2011 (6,842 million euros at December 31, 2010) which, together with its unused committed credit lines for 7.8 billion euros, allows the Group to amply meet its repayment obligations over the next 24 months.

In particular:

•

Cash and cash equivalents amount to 5,487 million euros (5,526 million euros at December 31, 2010). The different technical forms of investing available cash at March 31, 2011, which include euro commercial paper for 410 million euros, can be analyzed as follows:

–

Maturities: investments have a maximum maturity of three months;

–

Counterpart risk: investments by European companies are made with leading banking, financial and industrial institutions with high-credit-quality and at least an A- rating. Investments by companies in South America are made with leading local counterparts;

–

Country risk: investments are made mainly in major European financial markets.

•

Securities other than investments amount to 1,310 million euros (1,316 million euros at December 31, 2010). Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the yield. These mainly consist of 1,155 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. (with A ratings by S&P’s) and 152 million euros of bonds issued by counterparts with a rating of at least BBB+ with different maturities, but all with an active market, that is, readily convertible into cash.

Covenants and negative pledges relating to outstanding positions at March 31, 2011

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,056 million euros (out of a total of 2,668 million euros at March 31, 2011) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (with the exception of certain acts of disposal expressly envisaged), it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract. The same clause applies to two loan contracts signed between the EIB and Telecom Italia S.p.A. on July 17, 2006 and on November 30, 2007 for a total principal amount of 332,200,000.00 euros, in which the EIB also has the right to rescind from the contract under ex. art. 1456 of the Italian Civil Code (demanding repayment of the loan and payment of an indemnity) should Telecom Italia S.p.A. cease to hold, directly or indirect, more than 50% of the voting rights in the ordinary shareholders’ meeting of HanseNet Telekommunication GmbH Germany or, in any case, a number of shares such as to represent more than 50% of its share capital. Following the sale of HanseNet on February 16, 2010, the Group decided to voluntarily repay the loan of 182,200,000.00 euros stipulated on November 30, 2007, of which 40,000,000.00 euros had already been repaid on June 18, 2010 while the remaining 142,200,000.00 euros was repaid on September 30, 2010. The loan of 150,000,000.00 euros will remain outstanding until its natural due date of July 2014;

•

for all loans not secured by collateral, if the Company’s rating of unsubordinated and unsecured medium/long-term debt is lower than BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform the EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand immediate repayment of the amount disbursed. The current ratings did not require new guarantees or repayments of loans.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014 and a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreements.

A series of agreements in which Telecom Italia is a party provides for communication of a change in control:

•

Multi-currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum disbursed (currently equal to 1,500,000,000 euros) to the same. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories.

•

Revolving credit facility (1,250,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and envisages a discipline similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account the October 28, 2009 modifications to the April 28, 2007 shareholders’ agreement. Therefore, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired, directly or indirectly (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.), with the provisions described above remaining unchanged.

•

Revolving credit facility (200,000,000 euros). The agreement was signed between Telecom Italia and Unicredit S.p.A. on December 20, 2010 and envisages a discipline basically identical to that of the February 12, 2010 credit facility. The amount disbursed is currently 120,000,000 euros.

•

Bonds. The regulations covering the bonds issued under the Telecom Italia EMTN Programme by both Olivetti and Telecom Italia and the bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default.

•

Contracts with the European Investment Bank (EIB). The contracts signed by Telecom Italia with the EIB, for a total maximum amount of approximately 2.7 billion euros, carries the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project.

•

Export Credit Agreement (residual nominal amount of 63 million euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides for the repayment of the loan in 2013. It is provided that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall reimburse the outstanding loan on the first date on which payment of interest shall be due.

•

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other pledge clauses, under pain of a request for the early repayment of the loan.

Finally, it should be pointed out that, at March 31, 2011, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Events Subsequent to March 31, 2011

Tim Participações’ migration to Novo Mercado

The Board of Directors of Telecom Italia, during the meeting held on May 5, 2011, has approved the migration of its subsidiary Tim Participações to Novo Mercado. Novo Mercado is a segment of the Brazilian Stock Exchange listing companies having a higher corporate governance level, and whose capital is only made up of ordinary shares.  Such a transition will be subject to the approval of both Tim Participações Shareholders’ Meetings, gathering the two different types of shareholders, and will entail the conversion of preferred into ordinary shares in a share swap ratio of 0.8406 ordinary shares to one preferred share, put forth by Tim Participações’ Board of Directors, based on the weighted average ratio between the prices of the two share classes over the last 60 days.

Business Outlook for the Year 2011

As for the Telecom Italia Group’s outlook for the current year, the objectives linked with the principal economic indicators, as outlined in the Business Plan 2011-2013, are, for the full year 2011:

•

Organic revenues and EBITDA: basically stable compared to 2010 (considering the Argentina Business Unit consolidated for 12 months);

•

Capital expenditures: approximately 4.8 billion euros;

•

Adjusted net financial debt: about 29.5 billion euros at the end of 2011.

Telecom Italia Group Interim Consolidated Financial Statements

Separate Consolidated Income Statements

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following statements of comprehensive income include the profit for the year as shown in the interim separate consolidated income statements and all non-owner changes in equity.

(millions of euros)		1st Quarter 2011	1st Quarter 2010
Profit for the period	(a)	648	606
Other components of the Statements of Comprehensive Income:			
Available-for-sale financial assets:			
Profit (loss) from fair value adjustments		5	9
Loss (profit) transferred to the Separate Consolidated Income Statement		-	-
Income tax expense		(1)	(2)
	(b)	4	7
Hedging instruments:			
Profit (loss) from fair value adjustments		(20)	258
Loss (profit) transferred to the Separate Consolidated Income Statement		321	(344)
Income tax expense		(84)	26
	(c)	217	(60)
Exchange differences on translating foreign operations:			
Profit (loss) on translating foreign operations		(354)	202
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		-	-
Income tax expense		-	-
	(d)	(354)	202
Share of other profits (losses) of associates and joint ventures accounted for using the equity method			
Profit (loss)		1	20
Loss (profit) transferred to the Separate Consolidated Income Statement		-	-
Income tax expense		-	-
	(e)	1	20
Total	(f=b+c+d+e)	(132)	169
Total profit (loss) for the period	(a+f)	516	775
Attributable to:			
* Owners of the Parent		628	720
* Non-controlling interests		(112)	55

Consolidated Statements of Financial Position

(millions of euros)		3/31/2011 (a)	12/31/2010 (b)	Change (a-b)
Equity and liabilities				
Equity				
Equity attributable to owners of the Parent		29,413	28,819	594
Non-controlling interests		3,562	3,791	(229)
Total equity	(c)	**32,975**	**32,610**	**365**
Non-current liabilities				
Non-current financial liabilities		32,948	34,348	(1,400)
Employee benefits		1,132	1,129	3
Deferred tax liabilities		920	1,027	(107)
Provisions		850	860	(10)
Miscellaneous payables and other non-current liabilities		1,080	1,086	(6)
Total non-current liabilities	(d)	**36,930**	**38,450**	**(1,520)**
Current liabilities				
Current financial liabilities		6,640	6,882	(242)
Trade and miscellaneous payables and other current liabilities		10,220	10,954	(734)
Current income tax payables		202	235	(33)
Current liabilities sub-total		**17,062**	**18,071**	**(1,009)**
Liabilities directly associated with discontinued operations/non-current assets held for sale				
Of a financial nature		-	-	-
Of a non-financial nature		-	-	-
		-	-	-
Current liabilities sub-total	(e)	**17,062**	**18,071**	**(1,009)**
Total liabilities	(f=d+e)	**53,992**	**56,521**	**(2,529)**
Total equity and liabilities	(c+f)	**86,967**	**89,131**	**(2,164)**

Consolidated Statements of Cash Flows

Additional Cash Flow Information

Analysis of Net Cash and Cash Equivalents

Highlights – The Business Units of the Telecom Italia Group

The highlights of the Telecom Italia Group are presented in this Interim Report based on the following operating segments:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (international wholesale) as well as the relative support activities;

•

Brazil Business Unit: includes mobile (TIM Brasil) and fixed (Intelig) telecommunications operations in Brazil;

•

Argentina Business Unit: comprises fixed (Telecom Argentina) and mobile (Telecom Personal) telecommunications operations in Argentina, and mobile (Núcleo) telecommunications operations in Paraguay;

•

Media Business Unit: includes television network operations and management;

•

Olivetti Business Unit: includes manufacturing operations for digital printing systems, office products and Information Technology services;

•

Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

The disclosure by operating segment is as follows:

	Revenues		EBITDA		EBIT		Capital expenditures		Headcount at period-end (number)

(millions of euros)	1st Quarter 2011	1st Quarter 2010	1st Quarter 2011	1st Quarter 2010	1st Quarter 2011	1st Quarter 2010	1st Quarter 2011	1st Quarter 2010	3/31/2011	12/31/2010
Domestic	4,596	4,974	2,236	2,451	1,222	1,366	663	752	56,469	56,530
Brazil	1,646	1,323	452	381	184	65	130	277	9,991	10,114
Argentina	753	-	257	-	125	-	91	-	15,738	15,650
Media	52	57	2	2	(13)	(13)	14	11	821	777
Olivetti	78	73	(14)	(10)	(15)	(11)	2	1	1,087	1,090
Other operations	1	21	(2)	(2)	(2)	(8)	1	1	38	39
Adjustments and Eliminations	(53)	(35)	(2)	4	(2)	9	-	-		-
Consolidated total	7,073	6,413	2,929	2,826	1,499	1,408	901	1,042	84,144	84,200

The main operating data of the Telecom Italia Group Business Units are presented in the following table:

	3/31/2011	12/31/2010	3/31/2010

DOMESTIC FIXED
Fixed-line network connections in Italy at period-end (thousands)	17,367	17,609	18,254
Physical accesses (Consumer+Business) at period-end (thousands)	15,145	15,351	15,901
Voice pricing plans (thousands)	6,128	6,066	5,836
Broadband accesses in Italy at period-end (thousands)	9,131	9,058	8,859
of which retail accesses (thousands)	7,194	7,175	7,071
Virgilio average daily page views during period (millions)	49.3	45.5	45.2
Virgilio average daily single visitors (millions)	4.1	3.7	3.6
Network infrastructure in Italy:
access network in copper (millions of km - pair, distribution and connection)	111.7	111.7	110.5
access and carrier network in optical fiber (millions of km - fiber)	4.3	4.3	4.1
Network infrastructure abroad:
European backbone (km of fiber)	55,000	55,000	55,000
Mediterranean (km of submarine cable)	7,500	7,000	7,000
South America (km of fiber)	30,000	30,000	30,000
Total traffic:
Minutes of traffic on fixed-line network (billions)	28.3	121.5	32.5
National traffic	24.8	104.1	27.9
International traffic	3.5	17.4	4.6
DOMESTIC MOBILE
Number of lines at period-end (thousands)	31,038	31,018	30,393
of which prepaid lines (thousands) (1)	24,066	24,090	23,837
Change in lines (%)	0.1	0.5	(1.5)
Churn rate (%) (2)	5.5	22.0	6.4
Total outgoing traffic per month (millions of minutes)	3,518	3,305	2,977
Total average outgoing and incoming traffic per month (millions of minutes)	4,680	4,597	4,256
Average monthly revenues per line (euro) (3)	17.0	19.7	19.7
BRAZIL
Number of lines at period-end (thousands)	52,836	51,015	42,356
ARGENTINA (*)
Number of fixed lines at period-end (thousands)	4,110	4,107	4,058
Number of mobile lines at period-end (thousands)	18,783	18,211	16,767
Broadband accesses at period-end (thousands)	1,407	1,380	1,232
MEDIA
La7 audience share Free to Air (analog mode) (average during period, in %)	3.4	3.1	2.7
La7 audience share Free to Air (analog mode) (average of last month of period, in %)	3.4	3.3	2.8

(1)

Excluding “not human” SIMs.

(2)

The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(3)

The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

(*)

Operating data of the Argentina Business Unit for the first quarter of 2010 are only reported for illustrative purposes. The Argentina Business Unit has been consolidated by the Telecom Italia Group since October 13, 2010.

The Business Units of the Telecom Italia Group

Domestic

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

The structure of the Business Unit

The Domestic Business Unit is organized as follows:

(*)

Principal companies: Telecom Italia S.p.A., Matrix S.p.A., Telenergia S.p.A., Telecontact Center S.p.A.,
Path.Net S.p.A., HR Services S.r.l.and Shared Service Center S.r.l..

The principal operating and financial data of the Domestic Business Unit are reported according to two Cash-generating units (CGU):

•

Core Domestic: Core Domestic includes all telecommunications activities inherent to the Italian market. Revenues indicated in the tables that follow are divided according to the net contribution of each market segment to the CGU’s results, excluding infrasegment transactions. The sales market segments defined on the basis of the new “customer centric” organizational model are as follows:

-

Consumer: Consumer comprises the aggregate of voice and internet services and products managed and developed for persons and families in the fixed and mobile telecommunications markets, public telephony and web portal/services by the company Matrix;

-

Business: Business is constituted by the aggregate of voice, data, internet and ICT solutions services and products managed and developed for SMEs (small and medium enterprises) and SOHOs (Small Office Home Office) in the fixed and mobile telecommunications markets;

-

Top: Top comprises the aggregate of voice, data, internet and ICT solutions services and products managed and developed for Top, Public Sector, Large Account and Enterprise clientele in the fixed and mobile telecommunications markets;

-

National Wholesale: National Wholesale consists of the management and development of the portfolio of regulated and unregulated wholesale services for fixed and mobile telecommunications operators in the domestic market;

-

Other (Support structures): consist of:

•

Technology & Operations: services related to the development, building and operation of network infrastructures, real estate–plant and information technology, in addition to delivery and assurance processes regarding clientele services;

•

Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group also offered to the market and other Business Units.

•

International Wholesale: International Wholesale includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

Main operating and financial data

Key results in the first quarter of 2011 by the Domestic Business Unit overall and by market/business segment compared to the first quarter of 2010 are presented in the following tables.

Domestic Business Unit

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change
			(amount)%		% organic

Revenues	4,596	4,974	(378)	(7.6)	(7.4)
EBITDA	2,236	2,451	(215)	(8.8)	(7.6)
EBITDA margin	48.7	49.3		(0.6)pp	0.0pp
EBIT	1,222	1,366	(144)	(10.5)	(8.5)
EBIT margin	26.6	27.5		(0.9)pp	(0.3)pp
Capital expenditures	663	752	(89)	(11.8)
Headcount at period-end (number)	56,469	(*) 56,530	(61)	(0.1)

(*) Headcount at December 31, 2010.

Core Domestic

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change
			(amount)%		% organic

Revenues (1)	4,396	4,714	(318)	(6.7)	(6.7)
Consumer	2,216	2,440	(224)	(9.2)	(9.2)
Business	825	890	(65)	(7.3)	(7.3)
Top	781	829	(48)	(5.8)	(5.8)
National Wholesale	525	507	18	3.6	3.6
Other	49	48	1	n.s.
EBITDA	2,177	2,379	(202)	(8.5)	(7.2)
EBITDA margin	49.5	50.5		(1.0)pp	(0.2)pp
EBIT	1,190	1,323	(133)	(10.1)	(7.7)
EBIT margin	27.1	28.1		(1.0)pp	(0.3)pp
Capital expenditures	658	742	(84)	(11.3)
Headcount at period-end (number)	55,420	(*) 55,475	(55)	(0.1)

(*) Headcount at December 31, 2010.

(1) The amounts indicated exclude infrasegment transactions.

International Wholesale

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change
			(amount)%		% organic

Revenues	317	398	(81)	(20.4)	(18.5)
of which third parties	211	285	(74)	(26.0)	(23.6)
EBITDA	61	74	(13)	(17.6)	(19.7)
EBITDA margin	19.2	18.6		0.6pp	(0.3) pp
EBIT	31	41	(10)	(24.4)	(29.5)
EBIT margin	9.8	10.3		(0.5) pp	(1.5) pp
Capital expenditures	5	10	(5)	(50.0)
Headcount at period-end (number)	1,049	(*) 1,055	(6)	(0.6)

(*) Headcount at December 31, 2010.

Revenues

As regards the market segments, for the first quarter of 2011, the following changes compared to the same period of 2010 are noted:

•

Consumer: segment revenues decreased 224 million euros (-9.2%), mainly in revenues from services (-219 million euros, -9.2%) and marginally in product revenues (-5 million euros, -10.4%). The decrease in revenues from services is almost entirely attributable to the contraction in traditional voice service revenues, both Fixed-line (voice revenues: -76 million euros, of which -41 million euros refers to traffic and -27 million euros to access revenues) and outgoing Mobile (voice revenues: -126 million euros, of which -91 million euros is outgoing and -35 million euros is incoming). Such results are still affected by the in-depth review of the rate plan portfolio (with the introduction of increasingly clearer, more attractive and cheaper rate plans and solutions) in the previous year to meet competitive pressure, stem the loss of the customer base and prompt a recovery and improvement in revenues, as can already been seen in the first three months of the year.

•

Business: segment revenues in the first quarter of 2011 record a reduction of 65 million euros (-7.3%); the decrease in Services revenues of 61 million euros (-7.1%) is lower than in the first quarter of 2010 (-8.2%) and basically in line with the fourth quarter of 2010 (-6.9%). Fixed-line and mobile traffic are the areas most affected by the reduction where competitive pressure is very fierce. Sales efforts were aimed at containing the erosion of the fixed-line customer base and expanding the mobile customer base. In the Fixed area, the voice customer base in the quarter is down by about 30,000 accesses, confirming the figure in the fourth quarter of 2010; Broadband accesses are up by about 19,000, increasing compared to the previous quarter (about +12,000). In the Mobile segment, human lines increased about 3,000 in the quarter (about +25,000 in the fourth quarter of 2010).

•

Top:: segment revenues record a decrease of 48 million euros (-5.8%) which is lower than that posted in the corresponding quarter of the prior year (-64 million euros, -7.2%). The comparison particularly benefits from a better performance in the fixed-line area owing to higher sales volumes and a lower contraction in services revenues, partly due to the positive trend of ICT revenues (+10.6%). Conversely, mobile revenue are down (-14.0%).

•

National Wholesale: segment revenues gained ground (+18 million euros, +3.6%) because of the growth of the OLOs (Other Licensed Operators) customer base for Local Loop Unbundling, Wholesale Line Rental and Bitstream services.

International Wholesale Revenues

During the first quarter of 2011, International Wholesale (Telecom Italia Sparkle group) reported revenues of 317 million euros, down 81 million euros (-20.4%) compared to the same period of 2010. The decline is almost entirely due to the voice business (-73 million euros), which is penalized by strong price pressure caused by market competition and also measures taken to rationalize the sector based on a more selective approach to the client portfolio. IP&Data revenues are basically in alignment with the prior year whereas Multinational Client Services revenues grew slightly. Moreover, revenues in the first quarter of 2010 included 10 million euros generated by the subsidiary Elettra which was sold in September 2010.

─ ● ─

Besides the summary by market segment reported above, sales information by technology (fixed and mobile) is also presented below as a continuation of the information presented in the annual and interim reports of the previous periods.

Revenues of the Business Unit by technology and market segment are reported below:

(millions of euros)	1st Quarter 2011			1st Quarter 2010			Change %
Market segment	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)

Consumer	2,216	1,102	1,157	2,440	1,206	1,293	(9.2)	(8.6)	(10.5)
Business	825	558	277	890	588	314	(7.3)	(5.1)	(11.8)
Top	781	608	196	829	623	228	(5.8)	(2.4)	(14.0)
National Wholesale	525	760	40	507	719	62	3.6	5.7	(35.5)
Other (support structures)	49	53	9	48	44	10	n.s.	n.s.	n.s.
Total Core Domestic	4,396	3,081	1,679	4,714	3,180	1,907	(6.7)	(3.1)	(12.0)
International Wholesale	317	317		398	398		(20.4)	(20.4)
Eliminations	(117)	(67)		(138)	(80)		n.s.	n.s.
Total Domestic	4,596	3,331	1,679	4,974	3,498	1,907	(7.6)	(4.8)	(12.0)

(*)

The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

Fixed-line Telecommunications Revenues

In the first quarter of 2011, fixed-line telecommunications revenues amount to 3,331 million euros, decreasing 167 million euros (-4.8%) compared to the same period of the prior year. The organic change in these revenues is a negative 158 million euros (-4.5%). At March 31, 2011, the number of retail accesses is 15.1 million, with the loss of lines slowing down (-206,000 lines) compared to the fourth quarter of 2010 (-233,000 lines) thanks to sales policies aimed at keeping and increasing the customer base. Growth is recorded in broadband customers which reached a total portfolio of 7.2 million retail accesses on the domestic market after the contraction of the last quarter of 2010, although there remains a decisive escalation in the competitive environment.

The total Broadband portfolio at March 31, 2011 is approximately 9.1 million accesses (+73,000 compared to December 31, 2010), of which wholesale accesses are about 1.9 million (+54,000, compared to the end of 2010).

The following chart shows the trend of revenues in the major business areas:

Retail Voice

(millions of euros)	1st Quarter 2011		1st Quarter 2010		Change
	% of total		% of total		amount	%

Traffic	539	37.5	612	39.0	(73)	(11.9)
Accesses	785	54.6	830	52.9	(45)	(5.4)
VAS voice services	41	2.9	47	3.0	(6)	(12.8)
Voice products	72	5.0	80	5.1	(8)	(10.0)
Total Retail Voice	1,437	100.0	1,569	100.0	(132)	(8.4)

The first quarter of 2011 posts a decline of 132 million euros in retail voice revenues due to the reduction in the customer base, price pressure over voice traffic and the effect of the replacement of fixed lines with mobile lines. It should be noted that Telecom Italia, in April, announced simpler rate place which will take effect in July. This applies to calls from fixed-lines without any restrictions on the time frame and a change in the subscriber charge. The simplified rates are aimed at enhancing the customer’s appreciation of the service and increasing the customer base.

The decrease in revenues from accesses in the retail area (-45 million euros) is compensated in part, in the domestic business, by the increase in national Wholesale services (+27million euros for regulated intermediate services such as Local Loop Unbundling and Wholesale Line Rentals).

Internet

(millions of euros)	1st Quarter 2011		1st Quarter 2010		Change
	% of total		% of total		amount	%

Total Internet	422	100.0	450	100.0	(28)	(6.2)
of which content/portal	19	4.5	42	9.3	(23)	(54.8)

Internet revenues total 422 million euros, decreasing 28 million euros (-6.2%) compared to the first quarter of 2010, due mainly to lower content/portal revenues associated with the termination of the contracts for soccer rights. In fact, as of July 2010, the sales/purchases contracts on soccer rights ended and were not renewed; such revenues had a nil impact on EBITDA. As already said, growth is recorded in broadband customers. Telecom Italia is also working on the quality of its network with rate plans offering higher speeds, with guaranteed quality, compared to the competition, by upselling new services such as parental control and anti-spamming and continuing to invest in the effectiveness of its customer care. The clientele taking out flat rate places continues to grow and now account for 87% (84% in the same period of 2010), thanks partly to the “Internet senza limiti”, plans aimed at the Consumer segment.

Business Data

(millions of euros)	1st Quarter 2011		1st Quarter 2010		Change
	% of total		% of total		amount	%

Leased Lines	36	9.9	42	12.0	(6)	(14.3)
Data transmission	118	32.4	119	33.9	(1)	(0.8)
Data products	31	8.5	32	9.1	(1)	(3.1)
ICT	179	49.2	158	45.0	21	13.3
of which ICT services	126		119		7	5.9
of which ICT products	53		39		14	35.9
Total Business Data	364	100.0	351	100.0	13	3.7

Business Data revenues grew 13 million euros (+3.7%) compared to the first quarter of 2010 despite the current negative economic picture and the contraction of prices in the traditional leased lines and data transmission businesses. In particular, in the ICT area, the increase recorded in revenues is 21 million euros (+13.3%) and is due to both higher product sales (+14 million euros) and revenues from services (+7 million euros).

Wholesale

(millions of euros)	1st Quarter 2011		1st Quarter 2010		Change
	% of total		% of total		amount	%

National Wholesale	789	77.8	749	72.4	40	5.3
International Wholesale (*)	226	22.2	286	27.6	(60)	(21.0)
Total Wholesale	1,015	100.0	1,035	100.0	(20)	(1.9)

(*)

Includes sales to the third-party market and the domestic mobile telecommunications component.

The customer portfolio of Telecom Italia’s National Wholesale division reached 7.0 million accesses for voice services and about 1.9 million for broadband services at the end of March 2011.

On the whole, revenues from National Wholesale services show an increase of 40 million euros (+5.3%) compared to the first quarter of 2010. The change in Wholesale revenues is related to the expansion of the customer base of the alternative operators served through the various types of accesses.

Mobile Telecommunications Revenues

The key operating indicators show a structural improvement and confirm the repositioning strategy adopted for the mobile business: the customer base grew by 20,000 lines over the end of 2010 to 31.0 million with a churn rate in the quarter equal to 5.5%, down 6.4% compared to the first quarter of 2010. Mobile telecommunications revenues total 1,679 million euros in the first quarter of 2011, decreasing 228 million euros (-12.0%) compared to the same period of 2010; revenues from services posted a decline of 11.7% and product revenues a contraction of 22.4%. Improvements in sales performance are expected in the second part of 2011 thanks to the consolidation of the positive trends in the operating indicators indicated above.

The following chart summarizes the trend of the main types of revenues:

Outgoing voice

Outgoing Voice revenues total 876 million euros, decreasing 115 million euros (-11.6%). The comparison with the first quarter of the prior year is penalized by the sales policies begun during 2010 and aimed at bringing the rate plans to more competitive levels. The recovery in terms of volumes is not yet such as to compensate the decrease in prices which are at the same level as the fourth quarter of 2010.

Incoming Voice

Incoming Voice revenues amount to 283 million euros, decreasing 66 million euros (-18.9%) compared to the first quarter of 2010, principally due to lower termination prices on the mobile network (-39 million euros in the retail area).

Value-Added Services (VAS)

Value-added services (VAS) revenues amount to 475 million euros, decreasing 6.9% compared to the same period of 2010 mainly in interactive VAS (-11.0%). Browsing revenues, in particular, are down 6.9%. VAS revenues account for 29.1% of revenues from services (27.6% in the first quarter of 2010).

Handset/Smartphone Sales

Handset/Smartphone Sales revenues stand at 45 million euros, decreasing 13 million euros (-22.4%) compared to the same period of 2010. The strategy of focusing on smartphones continues, favoring the expansion of the penetration of the broadband services to the customer base.

─ ● ─

EBITDA

EBITDA of the Domestic Business Unit is 2,236 million euros in the first quarter of 2011, decreasing 215 million euros compared to the same period of 2010 (-8.8%). The EBITDA margin is 48.7%, down 0.6 percentage points from the same period of 2010. The contraction in revenues is partly compensated by selective control over commercial expenses and rigorous fixed-cost cutting measures.

Organic EBITDA is 2,273 million euros (-187 million euros, -7.6% compared to the first quarter of 2010); the organic EBITDA margin is 49.5%, unchanged compared to the same period of 2010.

In detail:

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change

Historical EBITDA	2,236	2,451	(215)
Exchange rate effect		-
Changes in the scope of consolidation		(1)	1
Non-organic (income) expenses	37	10	27
Disputes and settlements	6	2	4
Other	31	8	23
Comparable EBITDA	2,273	2,460	(187)

With regard to changes in costs, the following is noted:

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change

Acquisition of goods and services	1,607	1,705	(98)
Employee benefits expenses	779	834	(55)
Other operating expenses	161	124	37

In particular:

•

acquisition of goods and services decreased 98 million euros (-5.7%) compared to the same period of 2010. Such contraction is mainly due to a reduction in the amounts to be paid to other operators, owing to both the effect of the development of the “Community TIM” rate plans and the reduction in the voice call termination rates on the network of other operators from fixed and mobile networks, offset in part by higher commercial costs;

•

employee benefits expenses fell 55 million euros (-6.6%) compared to the first quarter of 2010. The decrease is mostly due to the reduction in the average headcount of the salaried workforce (-4,208 compared to the first quarter of 2010, of whom -1,507 persons are under “solidarity contracts” in Telecom Italia S.p.A. and Shared Service Center S.r.l.);

•

other operating expenses rose 37 million euros compared to the same period of 2010, mostly on account of provision charges and expenses connected with credit management.

EBIT

EBIT is 1,222 million euros, decreasing 144 million euros (-10.5%) compared to the first quarter of 2010; the EBIT margin is 26.6% (27.5% in the corresponding period of 2010). EBIT, apart from the factors commented under EBITDA, benefits from a decrease in depreciation and amortization charges of 66 million euros, following the reduction in depreciable assets as a result of lower capital expenditures in recent years.

The organic change in EBIT is a negative 117 million euros (-8.5% compared to the first quarter of 2010);  the organic EBIT margin is 27.4% (27.7% in the first quarter of 2010).  Details are as follows:

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change

Historical EBIT	1,222	1,366	(144)
Exchange rate effect		-
Non-organic (income) expenses	37	10	27
Non-organic expenses already described under EBITDA	37	10	27
Comparable EBIT	1,259	1,376	(117)

Capital expenditures

Capital expenditures total 663 million euros, decreasing 89 million euros compared to the first quarter of 2010, mainly due to lower IT and Service Creation capital expenditures. The percentage of capital expenditures to revenues is 14.3% (15.1% in the first quarter of 2010).

 Headcount

Headcount is 56,469, with a reduction of 61 compared to December 31, 2010; the figure includes 8 persons with temp work contracts (8 at December 31, 2010).

Commercial developments

•

CONSIP mobile: on February 11, 2011, Telecom Italia was selected as winner of the Consip tender process for the mobile services of the Public Administration, obtaining the most points in both the technical and the economic evaluations. The agreement, which will be for 24 months, renewable for a further 12 months, has a total estimated value of about 230 million euros and affects about 19 thousand user entities from local and central government. It involves the supply of mobile accesses (510,000 lines which can be raised to a maximum of 714,000) with respective handsets, voice services with reduced rates for calls made within the environment of each entity, VAS services (text messaging (SMS), MMS and video-calls) as well as broadband data transmission services, mobile message services and personalized caring.

The agreement will also provide for “Infomobilità”, mobile payment, localization, certified e-mail, device management and mobile collaboration services.

The agreement has been in place since April 1, 2011.

•

CONSIP fixed-line: On April 26, 2011, Telecom Italia was selected as winner of the Consip tender process for the fixed-line services (voice and data) of the Public Administration, obtaining the most points in both the technical and the economic evaluations. Telecom Italia will sign an agreement with Consip for the supply of 375,000 lines, representing 75% of the total in the tender, which can be raised to a maximum of 525,000. Selection in the tender process, conducted using a procedure with an opening auction value of 1,280 million euros, was made based on the best offer using both technical and economic criteria. The agreement which will be for 36 months, with possible extension to 48 months, affects about 19 thousand user entities from local and central government, providing for the supply by Telecom Italia of traditional or VOIP voice lines and of data access using broadband internet or intranet connections in xDSL or optical fiber technology. In addition, Public Administration entities will be able to use intelligent network capabilities such as “Toll-free numbes” and “Apportioned Charges”, security services such as firewall, antivirus and content filtering and value added services such as e-mail and internet domain name management

•

Consip Telephone Exchange Agreement 5: at the end of January the Temporary Association of Companies, formed by Vitrociset (lead company), Telecom Italia and Olisistem ITQ Consulting, was awarded lot 1 of Consip Telephone Exchange Agreement 5. Lot 1 is the supply of new exchanges and of the related services. Lot 1 of the “CT5” agreement constitutes an important instrument for the Public Administration: It makes it possible to move from the traditional IP enabled technologies towards the wholly IP-born technologies of Avaya, equipped with premium services capable of satisfying every requirement.

•

Consip LAN3 for INPS: in March, INPS signed the Consip LAN3 agreement for the purchase of 776 active devices for its local offices and the related MP maintenance services for a period of 48 months. The supply is for the replacement of switches, worth a total value of 2.6 million euros, of which 2.2 million euros is for sales of equipment which will be followed by the supply of network and electrical wiring, racks, UPS and reclamation work on EDP rooms.

Principal changes in the regulatory framework

Wholesale fixed markets

Wholesale access services

With regard to the new prices for wholesale access services to Telecom Italia’s fixed network (set by the Regulator in Decision 578/10/CONS dated November 11, 2010) and to the consequent change in the charges for the years 2011 and 2012, which are subject to verification of the effective attainment of pre-determined technical standards by AGCom, the Regulator’s analyses have been completed giving a satisfactory outcome. Accordingly Telecom Italia has been authorized by AGCom (Decision 71/11/CONS) to apply the price changes for the year 2011.

Wholesale origination, termination and call transit

The decision on 2011 prices for wholesale origination, termination and call transit is expected to be published by the end of May 2011. In view also of the European Commission’s comments, it is hoped that symmetrical pricing will be approved for the fixed network at the local level (the urban switching station).

Next generation networks

With regard to the procedures for regulation of access services to next generation networks, which were launched in September 2010, AGCom’s final decision is expected by the end of May.

Wholesale mobile market

Termination on the mobile market

With Decision 60/11/CONS dated February 22, 2011 the Regulator defined the structure of the model and the main methodological assumptions which will be used in the decision regarding the third cycle of market analysis (launched with Decision 670/10/CONS dated December 17, 2010) to define the new control mechanism for mobile termination prices applicable to “significant market power” (SMP) operators. The final decision, expected in autumn 2011, could entail a revision of the current maximum termination price “glide-path”.

Mobile messaging and data services

With regard to Telecom Italia’s request for a revision of the provisions of Decision 326/10/CONS on new regulations for mobile messaging and data services, on February 24, 2011, the Lazio Regional Tribunal (TAR) rejected the request for suspension of the extraordinary application made in December 2010 by Telecom Italia, other operators and ASSTEL to the Head of State for annulment with immediate suspension of the Decision itself.

Retail fixed-line markets

Local, national and fixed-to-mobile retail traffic

Following the issuance in July 2010 of Decision 284/10/CONS which provided for the revocation with effect from January 12, 2011 of Telecom Italia’s existing obligations, there remains Telecom Italia’s obligation to respect the principle of the replicability of its offers by the alternative operators and the requirement that such replicability, applying the new regulations contained in Decision 499/10/CONS concerning the revision of pricing tests, may be the object of ex-post review (subsequent to the launch of the plan) both by AGCom and by the Antitrust Authority (AGCM). In the case of plans for bundled access and voice traffic services the plans remain subject to ex-ante control.

Wholesale line rental services

In compliance with Decision 578/10/CONS, on April 11, 2011, Telecom Italia published the economic terms and conditions for the wholesale line rental (WLR) service for 2011; in particular, the monthly charge for a residential POTS line has been set at 12.50 euros while that for business customers has been set at 14.87 euros.

UltraBroadband offering

In order to guarantee the commercial start-up phase of Telecom Italia’s retail optical fiber offering, in the transition period until completion of the regulation of next generation access networks (NGAN), the Regulator, with Decision 61/11/CONS concerning Telecom Italia’s retail offering, has imposed the following conditions: Telecom Italia may only offer the service in those cities in which NGAN services are already being offered by alternative operators, the number of customers is set at a maximum of 40 thousand, Telecom Italia can also only activate its offering 60 days after the publication of the wholesale offering “Easy IP Fibra”, or rather the activations may be effected only after May 1. The Decision also approved Telecom Italia’s wholesale offering for the provision of the optical fiber navigation and data transmission service (EASY IP Fibra) based on the “retail minus” principle and has asked Telecom Italia to publish within 150 days from the date of notification to Telecom Italia of Decision 61/11/CONS (that is, by July 24, 2011) a wholesale optical fiber internet access offering with delivery at the IP level.

AGCom fee

Following the inspection which AGCom started in January 2011 to verify Telecom Italia’s settlement of its fee obligations to the Regulator for the years 2006, 2007, 2008, 2009 and 2010, on March 1, AGCom published the findings of the inspection, asserting that for the period 2006 to 2010 Telecom Italia had not paid the correct amounts for the fee for the running of the Regulator. Telecom Italia has submitted an appeal to the Lazio Regional Tribunal (TAR).  At the end of April the Lazio Regional Tribunal (TAR) suspended AGCom’s Decision pending discussion of the merits of the appeal.

On March 3, 2011, the Gazzetta Ufficiale published Decision 599/10/CONS relating to the payment of the 2011 annual fee for the running of AGCom. The fee, which was paid at the end of April, was set at 1.8‰ of 2009 communications sector revenues.

International roaming

On February 11, 2011, the public consultation process was completed on the implementation of alternative scenarios to classic regulation (application of cap for the definition of pricing) launched by the European Commission to stimulate competition in the market for roaming services and at the same time to achieve the objective set by the “Digital Agenda” of reducing the gap between national rates and roaming rates to zero by the end of 2015.

Frequencies

On March 24, 2011, AGCom Decision 127/11/CONS was published concerning the launch of the public consultation on the allotment and the use of the available frequencies in the 800, 1800, 2000 and 2600 MHz ranges by the public commercial terrestrial systems of electronic communication by radio and on the legislation to adapt the regulation of already assigned 900, 1800 and 2100 MHz frequencies, including the possibility of refarming in the 1800 MHz range. The allotment procedures must be concluded within a term that assures that the proceeds from the allotment are paid into the Italian treasury not later than September 30, 2011.

Televoting services

In the presence of certain recurring problems experienced with televoting relating to the transparency and efficacy of the process, the Regulator has adopted a new Regulation on televoting (Decision 38/11/CONS) for the purposes of customer protection. The Regulation represents a general code ranging from general principles to methods of supervision, including possible procedures for the correction of vote results and the related publicity.

VOIP/peer to peer and Net neutrality

On February 28, 2011, the Regulator published Decisions 39/11/CONS and 40/11/CONS which launch respectively the public consultation on the results of AGCom’s investigation of “consumer protection and assurance of competition with reference to voice over internet protocol (VOIP) services and to peer-to-peer mobile connections and the public consultation on network neutrality. In the first of these (Decision 39/11/CONS), the Regulator’s objective is to proceed with the examination of the competitive, technical and user-protection characteristics of mobile data services. In the second (Decision 40/11/CONS), AGCom’s intention is to put forward a specific analysis, in the form of a study and research, so as to promote discussion and to gather further assessments by and information from stakeholders.  All interested parties could submit their material by May 4.

Brazil

The Telecom Italia Group operates in the mobile and fixed telecommunications sector in Brazil through the Tim Brasil group which offers mobile services using UMTS, GSM and TDMA technologies. Moreover, through the subsidiary Intelig Telecomunicações, the Tim Brasil group completes its services portfolio by offering fiber-optic data transmission using full IP technology such as DWDM and MPLS.

The structure of the Business Unit

The Tim Brasil group is organized as follows:

Main operating and financial data

Key results in the first quarter of 2011 compared to the first quarter of 2010 are presented in the following table:

	(millions of euros)		(millions of Brazilian reais)		Change
	1st Quarter 2011 (a)	1st Quarter 2010 (b)	1st Quarter 2011 (c)	1st Quarter 2010 (d)	Amount (c-d)	% (c-d)/d

Revenues	1,646	1,323	3,752	3,296	456	13.8
EBITDA	452	381	1,031	949	82	8.6
EBITDA margin	27.5	28.8	27.5	28.8		(1.3) pp
EBIT	184	65	418	162	256	°
EBIT margin	11.1	4.9	11.1	4.9		6.2 pp
Capital expenditures	130	277	297	689	(392)	(56.9)
Headcount at period-end (number)			9,991	(*) 10,114	(123)	(1.2)

(*) Headcount at December 31, 2010.

Revenues

Revenues total 3,752 million reais, increasing 456 million reais compared to the first quarter of 2010 (+13.8%). Revenues from services in the first quarter of 2011 are 3,463 million reais, an increase compared to 3,176 million reais in the first quarter of 2010 (+9.0%), whereas product revenues grew from 120 million reais in the first quarter of 2010 to 289 million reais in the first quarter of 2011 (+140.8%).

The monthly ARPU, or average revenue per user, is 20.8 reais in the first quarter of 2011 compared to 24.0 reais in the first quarter of 2010.

Total lines at March 31, 2011 number 52.8 million, increasing 24.7% over March 31, 2010, corresponding to a 25.1% market share of lines.

EBITDA

EBITDA is 1,031 million reais, increasing 82 million reais compared to the first quarter of 2010 (+8.6%); the EBITDA margin is 27.5%, down 1.3 percentage points from the first quarter of 2010. This result is due to:

•

lower margins on revenues from services where, despite the expansion of on-net traffic tending to reduce the percentage amount of interconnection costs, the increase in license fees linked to the growth of the customer base reduces the margin;

•

lower margins on handset sales as a result of chip-only sales due to lower customer acquisition costs capitalized for handset subsidies.

With the incidence of commercial costs basically the same on revenues from services which became necessary to sustain the expansion of revenues in an increasingly fiercer competitive context, the recovery of margins then becomes tied to operating efficiencies on the front of industrial costs, employee benefits expenses and trade receivables management.

With regard to changes in costs, the following is noted:

	(millions of euros)		(millions of Brazilian reais)
	1st Quarter 2011 (a)	1st Quarter 2010 (b)	1st Quarter 2011 (c)	1st Quarter 2010 (d)	Change (c-d)

Acquisition of goods and services	1,012	700	2,307	1,744	563
Employee benefits expenses	81	68	185	169	16
Other operating expenses	156	135	356	336	20
Change in inventories	(32)	52	(74)	129	(203)

•

acquisition of goods and services totals 2,307 million reais (1,744 million reais in the first quarter of 2010). The increase of 32.3% compared to the first quarter of 2010 (+563 million reais) is the result of higher purchases of raw materials, auxiliaries, consumables and merchandise for 403 million reais (of which +188 million reais is for handset purchases), higher outside service costs for 70 million reais, higher portion of revenues to be paid to other TLC operators for 53 million reais and higher rent and lease costs for 36 million reais;

•

employee benefits expenses amount to 185 million reais, increasing 16 million reais compared to the first quarter of 2010 (+9.5%). The average headcount grew from 8,769 in the first quarter of 2010 to 9,259 in the first quarter of 2011. The percentage of employee benefits expenses to revenues is 4.9%, decreasing 0.2 percentage points compared to the first quarter of 2010;

•

other operating expenses amount to 356 million reais, increasing 6.0% (336 million reais in the first quarter of 2010).  Such expenses consist of the following:

(millions of Brazilian reais)	1st Quarter 2011	1st Quarter 2010	Change

Writedowns and expenses in connection with credit management	42	93	(51)
Provision charges	33	18	15
Telecommunications operating fees and charges	265	207	58
Indirect duties and taxes	7	9	(2)
Sundry expenses	9	9	-
Total	356	336	20

EBIT

EBIT amounts to 418 million reais, increasing 256 million reais compared to the first quarter of 2010. This increase is due to a higher contribution by EBITDA compared to the first quarter of 2010 and lower depreciation and amortization charges of 172 million reais (613 million reais in the first quarter of 2011, compared to 785 million reais in the first quarter of 2010). In particular, the reduction is partly due to lower amortization charges following the revision of the useful life of software (-68 million reais) carried out in 2010.

Capital expenditures

Capital expenditures stand at 297 million reais, decreasing 392 million reais compared to the first quarter of 2010. This reduction is attributable to both lower customer acquisition costs capitalized (handset subsidies) and fewer handsets on loan, and also delays in finalizing the bids for provisioning network equipment, concluded in March 2011 and bringing significant savings whose benefits will be felt during the course of the current year.

Headcount

Headcount is 9,991 at March 31, 2011, a decrease of 123 compared to December 31, 2010 (10,114).

Commercial developments

In the first quarter of 2011, Tim Brasil has continued to strengthen promotions of voice and data service offerings, achieving a record of gross acquisitions in voice services (about 8.5 million new lines).

With regard to the voice product, in the consumer segment, TIM has continued with the promotions of the “Infinity” and “Liberty” plans, stimulating growth and consumption within the “community” of TIM customers.

In the business segment, TIM has signed an agreement with Simm do Brasil (a subsidiary of the Brightstar Corporation), world leader in the distribution of services and solutions in the mobile market which, through its sales channels, will offer TIM’s “Empresa Mundi” and “Liberty Empresa” plans across the entire Brazilian territory. Further a new agreement with Prime Systems will make it possible to offer personalized services to businesses through LBS (location based services) and GPS (global positioning system).

In data services, TIM has launched the single offering “Infinity Torpedo” which enables Infinity pre-paid customers and Infinity Control subscriber customers to send an unlimited number of text messages (SMS) to any Brazilian operator at the fixed daily charge of 0.5 reais. This completes the “Infinity” offering launched in 2009, which offers voice and internet at competitive prices. In March, TIM launched new plans for mobile internet navigation from notebooks, tablets and smartphones. The new time-based pricing plans are aimed at “always online” customers, replacing the traditional pricing based on consumption (megabytes).

Concerning products, after the success of Christmas sales, TIM has maintained its strategy of reducing the handset subsidy, promoting the use of services and offering smartphones at the competitive price of 300 reais.

The range of handsets is in continuous renewal thanks to the Motorola DEFY and the Motorola Screen EX128. The development of the TIM Appshop, the virtual store for mobile applications for Samsung, LG, Motorola, Nokia and Sony Ericsson, encourages the use of mobile internet and data traffic.

In the fixed-line services market, the integration of TIM and Intelig continues to prove itself a major opportunity also in terms of product offerings. From the commencement of the merger, thanks to the new fixed-line products, numerous tenders for the supply of telecommunications services to public customers have been won (Anatel, Telebrás and Eletrobrás, the States of São Paulo and Rio de Janeiro and the Ministry of National Integration).

In the wholesale market, TIM is a pioneer and innovator in the development and application of the mobile virtual network operator (MVNO) model as is demonstrated by the formation of the company Porto Seguro Telecomunicações by Porto Seguro and Datora Telecom.

With the aim of strengthening its own brand, TIM has signed sponsorship agreements with the more important football teams in the South and South East regions.

Tim Brasil continues to demonstrate its commitment in the areas of social work and sustainability. In January, charitable initiatives related to the natural disasters in the Rio de Janeiro region were estimated to amount to about two million Brazilian reais. In March, following the earthquake in Japan, TIM offered unlimited calls at zero cost to customers with relatives or friends in that country.

In the first quarter of 2011, Tim Brasil has sponsored “Earth Hour” in Brazil for the second year running; this is an international event aimed at increasing awareness of global warming abatement, in which participants synchronize the turning off of lights at a predetermined hour. As sponsor of the event Tim Brasil sent a text message inviting participation in the event to 15 million customers. A countdown was inserted on Twitter promoting a cultural contest on the subject.

Finally the first quarter is characterized by the offer of new plans for data services and by the development of new partnerships in the business services area.

Argentina

The Telecom Italia Group operates in Argentina and Paraguay through the Sofora - Telecom Argentina group. More to the point, in Argentina it operates in fixed telecommunications through the company Telecom Argentina and in mobile telecommunications through the company Telecom Personal; in Paraguay it operates in mobile telecommunications with the company Núcleo.

The structure of the Business Unit

At March 31, 2011, the Argentina Business Unit is organized as follows:

 (*)

Non-operating companies.

 Main operating and financial data

The following table reports the main results achieved by the Argentina Business Unit in the first quarter of 2011. The amounts presented include the effects of the application of the purchase price method. Specifically, in conformity with the requirements of IFRS 3, all the assets and liabilities of the group acquired have been measured for their recognition at fair value at the acquisition date (October 13, 2010). In addition to the assets and liabilities acquired, goodwill was recorded at the acquisition date for 166 million euros.

The income statement in the first quarter of 2011 thus includes the effects of such measurements and particularly higher amortization and depreciation related thereto (equal to 252 million Argentine pesos, about 46 million euros, in the first quarter of 2011).

For a better understanding of the performance of the Argentina Business Unit, the following table presents the main results achieved in the first quarter of 2011 compared to those of the corresponding period of 2010. This data for the first quarter of 2010 has been restated and is provided solely for information purposes (illustrative and comparative) and is therefore not included in the consolidated results of the Telecom Italia Group.

	(millions of euros)		(millions of Argentine pesos)		Change
	1st Quarter 2011 (a)	1st Quarter 2010 (b)	1st Quarter 2011 (c)	1st Quarter 2010 (d)	Amount (c-d)	% (c-d)/d

Revenues	753	612	4,134	3,251	883	27.2
EBITDA	257	217	1,410	1,150	260	22.6
EBITDA margin	34.1	35.4	34.1	35.4		(1.3) pp
EBIT	125	142	684	756	(72)	(9.5)
EBIT margin	16.5	23.2	16.5	23.2		(6.7) pp
Capital expenditures	91	96	502	509	(7)	(1.4)
Headcount at period-end (number)(*)			15,738	15,650(**)	88	0.6

(*)

Includes employees with temp work contracts: 12 at March 31, 2011; 18 at December 31, 2010.

(**)

Headcount at December 31, 2010.

Revenues

Revenues in the first quarter of 2011 amount to 4,134 million pesos, increasing 883 million pesos compared to the first quarter of 2010 (3,251 million pesos) thanks to the growth of the broadband and mobile customer bases, in addition to the ARPU. The main source of revenues for the Argentina Business Unit is mobile telephony which accounts for 70% of consolidated revenues, with an increase of 33% compared to the first quarter of 2010.

In particular, the trend of the main operating data of the Business Unit is reported in the following table:

	3/31/2011	12/31/2010	Change
			amount	%

Fixed-line
Lines at period-end (thousands)	4,110	4,107	3	0.1
ARBU - Average Revenue Billed per User (pesos)	43.7	41.1 (*)	2.6	6.3
Mobile
Lines at period-end (thousands)	18,783	18,211	572	3.1
Telecom Personal lines (thousands)	16,882	16,333	549	3.4
% Postpaid lines (**)	30%	30%	-
MOU Telecom Personal (minutes/month)	96	99 (*)	(3)	(3.0)
ARPU Telecom Personal (pesos)	47.4	41.0 (*)	6.4	15.6
Núcleo mobile lines (thousands) (***)	1,901	1,878	23	1.2
% Postpaid lines (**)	16%	15%	+1 pp
Broadband
Broadband accesses at period-end (thousands))	1,407	1,380	27	2.0
ARPU (pesos)	80.8	73.3 (*)	7.5	10.2

(*)

Data relating to the first quarter of 2010.

(**)

Includes lines with a ceiling invoiced at the end of the month that can be integrated with prepaid recharges.

(***) Includes Wimax lines.

Fixed-line telephony service: the number of fixed lines at the end of the first quarter of 2011 increased slightly compared to the end of 2010, thanks mainly to the rate plans with connectivity to internet services. Even though the fixed-line regulated services in Argentina continue to be influenced by the rate freeze imposed by the Emergency Economic Law of January 2002, ARBU (Average Revenue Billed per User) grew about 6% due to sales of plans which include traffic minutes and value-added services.

Mobile telephony service: Telecom Personal mobile lines in Argentina increased by 549 thousand at March 31, 2011, arriving at a total of 16,882 thousand lines, 30% of which are postpaid. At the same time, thanks to high-value customer acquisitions and clear leadership in the smartphone segment, the ARPU gained about 16%, exceeding 47 pesos (41 pesos in the first quarter of 2010). A large part of this growth can be traced to Value-Added Services (including text messaging) and the Mobile Internet service which, on the whole, accounts for approximately 45% of revenues from mobile telephony services.

In Paraguay, the Núcleo customer base grew by about 1% compared to December 31, 2010 and at March 31, 2011 has 1,901 thousand lines, 16% of which are postpaid. The company holds the title of offering the best 3G internet service (in terms of speed), thus continuing in its trend of significant growth in terms of the number of lines.

Broadband: Telecom Argentina’s portfolio of total broadband lines at March 31, 2011 reached 1,407 thousand accesses, with an increase of 27 thousand accesses compared to the end of 2010 and representing 2% growth. At the same time, ARPU (Average Revenue Per User) increased thanks to the strategy regarding prices which led to the reduction of promotional discounts associated with customer acquisition and loyalty. In the Data segment, moreover, market share increased for dedicated Internet and IP VPN lines, as well as Datacenter services.

EBITDA

EBITDA shows an increase of 260 million pesos (+22.6%), reaching 1,410 million pesos in the first quarter of 2011.

The EBITDA margin is 34.1%, down 1.3 percentage points compared to the first quarter of 2010, mainly because of higher commercial costs and indirect  duties and taxes.

With regard to changes in costs, the following is noted:

	(millions of euros)		(millions of Argentine pesos)
	1st Quarter 2011 (a)	1st Quarter 2010 (b)	1st Quarter 2011 (c)	1st Quarter 2010 (d)	Change (c-d)

Acquisition of goods and services	307	247	1,683	1,309	374
Employee benefits expenses	99	80	541	422	119
Other operating expenses	77	64	424	341	83
Change in inventories	16	7	86	37	49

•

acquisition of goods and services totals 1,683 million pesos (1,309 million pesos in the first quarter of 2010). The increase of 29% compared to the prior period (+374 million pesos) is mainly due to higher outside service costs for 247 million pesos and higher purchases of raw materials, auxiliaries, consumables and merchandise for 111 million pesos;

•

employee benefits expenses amount to 541 million pesos, increasing 119 million pesos compared to the first quarter of 2010 (+28%). The change comes from salary increases as a result of periodical revisions in union agreements and primarily in connection with inflation. Moreover, an increase is reported in the average number of employees in the mobile area. The percentage of employee benefits expenses to total revenues is 13.1%, rising 0.1 percentage points over the first quarter of 2010;

•

other operating expenses amount to 424 million pesos, increasing 24% (341 million pesos in the first quarter of 2010).  Such expenses consist of the following:

(millions of Argentine pesos)	1st Quarter 2011 (a)	1st Quarter 2010 (b)	Change (a-b)

Indirect duties and taxes	298	228	70
Telecommunications operating fees and charges	77	61	16
Writedowns and expenses in connection with credit management	39	31	8
Sundry expenses	10	21	(11)
Total	424	341	83

EBIT

EBIT records a decline of 72 million pesos (-9.5%) to 684 million pesos in the first quarter of 2011. The reduction is entirely attributable to the adoption of the purchase price method which led to higher amortization and depreciation charges that were absent in the first quarter of 2010 for a total of 270 million pesos (about 49 million euros). Excluding such expenses, EBIT would have been higher by 198 million pesos (+26.2%) or about 33 million euros (+23%) thanks to the higher contribution by EBITDA.

The EBIT margin is 16.5% and 6.7 percentage points lower than in the first quarter of 2010. Excluding the effects of the adoption of the purchase price method, the EBIT margin would have been 23.1% and therefore basically in line with the same period of the prior year.

Capital expenditures

Capital expenditures stand at 502 million pesos, decreasing 1.4% compared to the same period of the prior year. Such amount includes 126 million pesos for the capitalization of customer acquisition costs for the subscription of binding 18 - 24 month contracts for mobile customers and 12 month contracts for broadband customers (119 million pesos in the first quarter of 2010).

With regard to the fixed network, capital expenditures have been directed to the expansion of the optic fiber infrastructure and the access network, DWDM technology and expansion of the IP backbone in order to improve transmission capacity and increase the access speed offered to customers.

At the same time, Telecom Personal has principally invested in the 3G network to increase capacity and expand coverage as well as in the platforms to expand Value-Added Services and in IT projects. Capital expenditures by Núcleo are aimed mainly at the 3G access network and switching.

Headcount

Headcount is 15,738 at March 31, 2011, an increase of 88 persons compared to December 31, 2010 (+0.6%). At March 31, 2011, the Argentina Business Unit used temp work contracts for 12 persons (18 at December 31, 2010).

Commercial developments

In the fixed-line residential segment, Telecom Argentina has continued its strategy of offering plans which include charges, minutes of traffic and value added services, with the objective of stimulating both the demand for new accesses and growth in Average Revenue Billed Per User.

With regard to broadband, the Company has launched a new service "Arnet Turbo” featuring internet connection speeds of up to 7 mega for four hours per day in the hours preferred by the customer. The offering of convergent ICT solutions for business customers also continues.

In the first quarter of 2011, Personal has enriched the platform of “Personal Black” premium services with the introduction of a line of tablet terminals which permit the extension of the classic package of 3G mobile internet access to include special content offers aimed at increasing the user experience. Consequently Personal has strengthened its own competitive position in terms of innovation and range of internet and value added services in the smartphone segment.

During the first quarter of 2011 Núcleo in Paraguay has continued the strategies for pricing and for strengthening its 3G mobile internet offering which were defined in 2010.

Competition

The telecommunications market in Argentina and Paraguay continues to feature sustained demand for new services and higher access speeds in an environment of strong competition in the various segments of the business.

In particular, in the Argentina mobile segment, Personal is one of the three operators which offer a national service in competition with Claro (America Móvil group) and Movistar (Telefónica group). In Paraguay, Núcleo operates in a market that continues to be characterized by a high level of competitiveness based on aggressive pricing and promotion, as well as on new products and services. The main competitor of Núcleo is Tigo (Millicom group).

So far as concerns the broadband segment, the Argentina business unit operates with the Arnet brand and competes with the ADSL operator Speedy (Telefónica group) and with Fibertel (Clarín group).

Media

The Telecom Italia Media group operates in the segments: TI Media – La7, MTV Group and Network Operator business segments. In particular:

•

TI Media – La7: includes activities of the television broadcasters La7 and La7d and those relating to Digital Content for the Telecom Italia Group for the creation and production of content relating to the innovative platforms of Telecom Italia and to the web;

•

MTV Group: includes activities carried out by MTV Italia and its subsidiary MTV Pubblicità relating to the television broadcasters MTV and MTV Music, the 360° Playmaker production unit, the production of multimedia musical platforms and satellite channels, in addition to MTV Mobile and Digital (Web);

•

Network Oerator (TIMB): includes activities conducted by Telecom Italia Media Broadcasting for the operation of the analog and digital broadcasting networks of La7 and MTV and the Digital Multiplex channels operated by the Group, in addition to accessory services and radio and television broadcasting platforms offered to Group companies and third parties.

The structure of the Business Unit

The Business Unit is organized as follows:

Main operating and financial data

Key results in the first quarter of 2011 compared to the first quarter of 2010 are presented in the following table:

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change
			(amount)%

Revenues	52	57	(5)	(8.8)
EBITDA	2	2	-	-
EBITDA margin	3.8	3.5	0.3 pp
EBIT	(13)	(13)	-	-
EBIT margin	(25.0)	(22.8)	2.2 pp
Capital expenditures	14	11	3	27.3
Headcount at period-end (number)	821	(*) 777	44	5.7

(*) Headcount at December 31, 2010.

Revenues

Revenues amount to 52 million euros, decreasing 5 million euros (-8.8%) compared to 57 million euros in the first quarter of 2010. In greater detail:

•

revenues of TI Media – La7 in the first quarter of 2011, before intragroup eliminations, amount to 33 million euros, increasing 6 million euros (+22%) compared to the first quarter of 2010, thanks to the decisive increase in gross advertising revenues which total 43 million euros (+36.6%) in the first quarter of 2011 compared to the first quarter of 2010. Advertising revenues particularly benefitted from the excellent performance of channel La7 in daily average audience share which reached 3.4% in the first quarter of 2011 and the new channel La7d (which had begun broadcasting at the end of March 2010) whose revenues in the quarter were equal to 1 million euros;

•

MTV Group revenues amount to 14 million euros, before intragroup eliminations, decreasing 3 million euros compared to the first quarter of 2010 (17 million euros). This reduction is due for 1 million euros to lower advertising revenues (10 million euros compared to 11 million euros in the first quarter of 2010) and the remaining amount to the fall of other activities, particularly, lower revenues by MTV Mobile (-1 million euros) following the recent contract revision at the end of 2010 and lower revenues by the satellite channels (-1 million euros );

•

revenues from Network Operator activities, before intragroup eliminations, amount to 13 million euros, compared to 20 million euros in the first quarter of 2010, decreasing 7 million euros. This change is almost entirely due to the termination of the Dahlia TV contract after the company was put into a wind-up in January 2011 (-7 million euros). The reduction in the revenues of analog activities, in relation to the switch-off, was offset by higher revenues from the lease of digital bandwidth on its Multiplexes.

EBITDA

EBITDA is a positive 2 million euros in the first quarter of 2011, unchanged compared to the first quarter of 2010, in particular:

•

EBITDA of TI Media – La7 is -3 million euros, improving 6 million euros compared to the first quarter of 2010 (-9 million euros). Such performance is due to the higher contribution of revenues, as described above, which more than compensated the higher operating costs linked largely to the programming of La7d (launched at the end of March 2010), while La7 programming costs are basically in line with the first quarter of 2010;

•

EBITDA of the MTV group is -1 million euros, decreasing 2 million euros compared to the first quarter of 2010 (1 million euros). The reduction in revenues due both to lower advertising revenues and Mobile and Satellite activities was only partly compensated by the reduction in operating costs;

•

EBITDA of the Network Operator activities is 6 million euros, decreasing 4 million euros compared to the corresponding period of the prior year due to lower revenues, as described above, which were only partly offset by lower operating costs for 3 million euros.

EBIT

EBIT is -13 million euros, also unchanged, like EBITDA, compared to the first quarter of 2010.

Capital expenditures

Capital expenditures amount to a total of 14 million euros (11 million euros in the first quarter of 2010). Such expenditures refer to TI Media – La7 (13 million euros) and the MTV group (1 million euros), mostly for the acquisition of television rights extending beyond one year (13 million euros) and other investments for 1 million euros which include those associated with activities for the digitalization of the networks.

Headcount

Headcount is 821 at March 31, 2011, with an increase of 44 compared to December 31, 2010, and includes 80 persons with temp work contracts (44 at December 31, 2010). The increase is mainly in reference to TI Media – La7 (+51 persons), offset in part by the headcount reduction of the MTV group (-7 persons).

 Principal changes in the regulatory framework

Digitalization of the TV networks and frequencies

On July 22, 2010, the European Commission announced its acceptance of the commitments made by SKY Italia for admission to the digital dividend allotment procedure. SKY Italia has undertaken to bid for a single digital MUX and, if successful, to operate the acquired MUX only for free-to-air broadcasts.

Telecom Italia Media has submitted an appeal to the European Court opposing the European Commission’s decision to admit SKY to the procedure for the allotment of the digital dividend as a new entrant on the grounds that the decision erroneously equates TI Media to RAI and Mediaset, the incumbent operators of terrestrial networks.

On October 26, 2010 with Decision 497/10/CONS, the Regulator published the criteria for the competitive procedure for the allotment of the internal digital dividend.

The Decision confirms the position taken at the public consultation and erroneously equates TI Media to RAI and Mediaset, incumbent operators in the terrestrial networks market. As a result of this equation, TI Media may enter the bidding for Lot B (two DVB-T frequencies) in competition with RAI and Mediaset and for Lot C (one DVB-H/DVB-T2 frequency), being barred from entering the bidding for Lot A (three DVB-T frequencies) which is restricted to new entrants and minor operators, among which AGCom has placed SKY Italia.

In line with the already submitted appeal on the question of digital frequencies and the appeal against the European Commission decision to admit SKY to the allotment procedure, TI Media has appealed against AGCom Decision 497/10/CONS to the Lazio Regional Tribunal (TAR).

The TI Media group has also appealed against market analysis 18 (Decision 24/11/CONS) holding AGCom’s evaluation of the future competitive situation for digital terrestrial networks after the beauty contest to be mistaken. The competitive procedure’s approach is such that it will ratify the transfer of RAI and Mediaset’s dominant position in the analog networks market to the digital networks market.

In order to be able to issue the call to tender and regulate the beauty contest the Ministry of Economic Development – Communications Department held that it was first necessary to obtain clarification from the Council of State as to whether non-European companies located in a state in which there was no reciprocity, such as the United States of America, could be allotted terrestrial TV frequencies and thus be entitled to enter the beauty contest. In its response, the Council of State affirmed the legitimacy of participation by non-European companies such as SKY Italia, a U.S. company but with a legal office in Italy, in the competitive procedure for the allotment of the internal digital dividend. The Ministry has therefore sent the draft call to tender to the European Commission for approval. On receipt of clearance from the European Commission, the Ministry will publish the call to tender and will nominate an adviser for the conduct of the beauty contest. It is currently expected that the procedure will be carried out before the autumn of 2011.

Switch off timetable and the auction of the 800 MHz frequency range for mobile services

The 2011 Stability Law provides for the frequencies 790-862 MHz (former UHF TV channels 61 to 69) – the 800 range -  originally allotted to local TV networks, to be used for mobile broadband communications services through an auction process. It also provides for the definition of economic compensation measures of about 10% of the gross proceeds from the auction with a limit of 240 million euros, payable to local broadcasters.

With Legislative Decree 34 dated March 31, 2011, the measures for the rationalization of the radio spectrum were defined.

Whereas in the areas still to be digitalized, the 61-69 UHF channels will not be allocated, in the all-digital areas the Ministry of Economic Development intends to free these frequencies assigning, to the local operators in an appropriate manner, frequencies in the range III VHF or other frequencies in the ranges IV and V UHF.

The Transition to digital could therefore suffer delay relative to the proposed timetable according to which the digitalization of the Liguria, Tuscany, Umbria, Marches, Abruzzi and Molise regions would be completed by the end of 2011 and the digitalization of the Apulia, Basilicata, Calabria and Sicily regions by the end of the first half of 2012.

AGCom, having proposed with Decision 3/11/CONS the creation of a Committee of Ministers with the task of coordinating the bid procedures for the 800 MHz range, with Decision 127/11/CONS it issued for consultation the procedures and regulations for the allotment and use of the 800, 1800, 2000 and 2600 MHz ranges. TIMB, as the assignee of channel 60 UHF which is adjacent to the first block in the 800 MHz range intends to participate in the consultation in order to give notice of the interference impact on its frequencies arising from the use of the 800 MHz frequencies for mobile services.

This circumstance, which would cause a significant reduction in the quality of the digital network built on the channel 60 UHF and consequently in the cover of TIMB’s third digital network, is in conflict with the principles in the National Plan for the Allotment of Digital Frequencies (PNAFD) established with Decision 300/10/CONS, according to which all the national operators’ networks have a cover corresponding to about 80% of the national territory.

Olivetti

The Olivetti group mainly operates in the sector of office products and services for Information Technology. Thanks to its vast offering of cutting-edge hardware and software, its Solution Provider activities offer solutions able to automate processes and business activities for small and medium enterprises, large corporations and vertical markets. The Group continues the process, begun during the last few years, of expanding and diversifying the offering by concentrating on both the development of software solutions and applications services for businesses and public administrations, and also specialized electronic devices. The market of the Business Unit is focused mainly in Europe, Asia and South America.

The structure of the Business Unit

The Business Unit is organized as follows (main companies only):

 Main operating and financial data

Key results in the first quarter of 2011 compared to the first quarter of 2010 are presented in the following table:

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Change
			(amount)%

Revenues	78	73	5	6.8
EBITDA	(14)	(10)	(4)	(40.0)
EBITDA margin	(17.9)	(13.7)
EBIT	(15)	(11)	(4)	(36.4)
EBIT margin	(19.2)	(15.1)
Capital expenditures	2	1	1	n.s.
Headcount at period-end (number)	1,087	(*) 1,090	(3)	(0.3)

(*) Headcount at December 31, 2010.

Revenues

Revenues amount to 78 million euros in the first quarter of 2011, increasing 5 million euros compared to the first three months of 2010.

Sales performance reflects the positive effect, in the Telecom Italia and Olivetti channels, of the renewal of its offering. In particular, an important contribution was made by the sales of the new product lines (Data Cards, Netbooks and Notebooks and Tablets) and revenues from services. As far as the other Commercial Channels are concerned, sales have remained basically stable.

EBITDA

EBITDA is a negative 14 million euros and 4 million euros higher than in first three months of the prior year. The change, which however was budgeted, is due to lower margins on traditional products (particularly inkjet products and, during this part of the year, specialized printers). The reduction in margins was not yet sufficiently compensated by the positive results of the new products and services.

EBIT

EBIT is a negative 15 million euros and higher by 4 million euros compared to the first quarter of 2010, owing to the reasons described under EBITDA.

Capital expenditures

Capital expenditures amount to 2 million euros, increasing 1 million euros over the same period of the prior year.

Headcount

Headcount is 1,087 (997 in Italy and 90 foreign) at March 31, 2011, a reduction of 3 compared to December 31, 2010 (1,090, of whom 1,001 in Italy and 89 foreign). During the period, 6 persons were added and 9 persons left, consistently with the professional remix focused on the new Olivetti sales offerings.

Commercial developments

In the first quarter of 2011, Olivetti has continued the direction of a strategic repositioning of its offering which began over the last two years after the entry of software solutions and IT services on the market. The new initiatives can be distinguished by the integration between hardware and hi-tech services and applications, operating in synergy with Telecom Italia and taking advantage of qualified partners.

In February 2011, in particular, the OliPad tablet was launched; it comes with applications for the consumer world and the business world. With this launch, Olivetti makes its entrance in a market where sales forecasts for Italy in 2011 are approximately 1.5 million terminals (Source: IDC).

As for the Business market, OliPad allows a higher level of personalization according to a company’s individual needs. It also enables access to a rich offering of applications thanks to the Application Warehouse, a veritable virtual warehouse of software applications that can be configured and customized, which Olivetti has expressly dedicated to companies and the Public Administration. Just a few of the applications available are: digital catalogs and display guides for points of sale dedicated to the fashion sector networks; Sales Force Management, applications dedicated to the management of sale activities in the field; a Social Networking Enterprise Tool aimed at the team working both inside and outside the company; Signature Workflow management of company documents thanks to the digital signature.

With regard to the Consumer market, OliPad is marketed through the Telecom Italia sales network. With regard to the business and Public Administration market, it is marketed through the dedicated sales networks of Olivetti and Telecom Italia.

Related Party Transactions

In accordance with art. 5, paragraph 8 of Consob Regulation 17221 of March 12, 2010 concerning “related party transactions” and the subsequent Consob Resolution 17389 of June 23, 2010, in the first quarter of 2011 no significant transactions were entered into as defined by art. 4, para. 1, letter a) of the aforementioned regulation or other transactions with related parties which had a major impact on the financial position or on the results of the Telecom Italia Group in the first quarter of 2011.

Furthermore, there were no changes or developments regarding the related party transactions described in the annual report 2010 on operations which had a significant effect on the financial position or on the results of the Telecom Italia Group in the first quarter of 2011.

Transactions with related parties, when not dictated by specific laws, are in any case conducted at arm’s length.

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.

The effects on the individual line items of the separate consolidated income statements for the first quarter of 2011 and 2010 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS **1st Quarter 2011** (millions of euros)	**Total**	**Related parties**								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op**	% incidence on line item
Revenues	**7,073**	18	1	239			**258**		**258**	3.6
Other income	**48**									
Acquisition of goods and services	**2,995**	9	11	159			**179**		**179**	6.0
Employee benefits expenses	**990**			1	24	3	**28**		**28**	2.8
Finance income	**952**			14			**14**		**14**	1.5
Finance expenses	**1,422**	6		39			**45**		**45**	3.2

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS **1st Quarter 2010** (millions of euros)	**Total**	**Related parties**								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op**	% incidence on line item
Revenues	**6,413**	25	8	193			**226**		**226**	3.5
Other income	**53**			3			**3**		**3**	5.7
Acquisition of goods and services	**2,498**	19	2	113			**134**		**134**	5.4
Employee benefits expenses	**938**			1	25	3	**29**		**29**	3.1
Finance income	**1,430**	13		49			**62**		**62**	4.3
Finance expenses	**1,904**	8		8			**16**		**16**	0.8

The effects on the individual line items of the consolidated statements of financial position at March 31, 2011 and at December 31, 2010 are as follows:

The effects on the individual line items of the consolidated statements of cash flows for the first quarter of 2011 and 2010 are as follows:

Transactions with associates and joint ventures

The most significant amounts are summarized as follows:

INTERIM SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS (millions of euros)	1st Quarter 2011	1st Quarter 2010	TYPE OF CONTRACT
Revenues			
ETECSA		1	International telecommunications services, roaming and technical assistance
LI.SIT. S.p.A.		3	Lombardy Region social health system information networking and telephone services
Telbios S.p.A		1	Supply of telephone services, ADSL, sale of equipment and property leases
Teleleasing S.p.A.	17	19	Sale of equipment as per the 2000 collaboration agreement
Other minor companies	1	1	
Total revenues	**18**	**25**	
Acquisition of goods and services			
ETECSA	5	14	International telecommunications services and roaming
Telbios S.p.A		1	Supply of audio/visual services and products and hardware systems and software for remote medicine offerings and call center services
Teleleasing S.p.A.	1	1	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
Tiglio I S.r.l.	1	1	Property leases
TM News S.p.A.	1	1	Supply of information content for TimSpot services and photos for intranet, services rendered relating to press agencies
Other minor companies	1	1	
Total acquisition of goods and services	**9**	**19**	
Financial income		**13**	Finance income from LISIT S.p.A. relating to the Lombardy Region social health system information networking
Financial expenses	**6**	**8**	Interest expenses for finance leases of equipment and treasury account with Teleleasing

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euros)	3/31/2011	12/31/2010	TYPE OF CONTRACT
Accounting net financial debt			
Non-current financial liabilities			
Teleleasing S.p.A.	187	192	Finance leases of equipment and treasury account
Tiglio I S.r.l.	1	1	Property sale and leaseback transactions
Total non-current financial liabilities	**188**	**193**	
Current financial liabilities	**120**	**118**	Finance leases of equipment and treasury account with Teleleasing
Other statement of financial position line items			
Miscellaneous receivables and other non-current assets	**15**	**15**	Miscellaneous receivables net of provision for bad debts
Trade and miscellaneous receivables and other current assets			
ETECSA		29	International telecommunications services, roaming and dividends collectible
NordCom S.p.A.	1	1	Supply of data network connections and applications software
Teleleasing S.p.A.	20	33	Sale of equipment as per the 2000 collaboration agreement
TM News S.p.A.	1	1	Property leases and telecommunications services
Other minor companies	1	1	
Total trade and miscellaneous receivables and other current assets	**23**	**65**	
Trade and miscellaneous payables and other current liabilities			
ETECSA		2	Telecommunications services and roaming
Movenda S.p.A.	1	1	Development of computer solutions and applications software for SIM card laboratories and mobile handsets and professional services
Nord.Com S.p.A.	1	1	Purchase and development of computer solutions
Teleleasing S.p.A.	8	11	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
TM News S.p.A.	1	1	Press agency services and supply of information content
Tiglio I S.r.l.	2	2	Property leases
Other minor companies			
Total trade and miscellaneous payables and other current liabilities	**13**	**18**	

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS (millions of euros)	1st Quarter 2011	1st Quarter 2010	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis	**1**		Acquisition from other minor companies

Transactions with companies controlled by associates and joint ventures

Following the September 23, 2010 subscription to Italtel Group S.p.A.’s capital increase, the stake held in that company by the Telecom Italia Group, through ordinary and preferred shares, rose from 19.37% to 34.68%, with a concomitant modification of governance. Consequently, from that date, the company is considered an associate and the companies controlled by Italtel Group S.p.A. are considered related parties of the Telecom Italia Group.

On October 13, 2010, the Sofora – Telecom Argentina group entered the scope of consolidation after the stake held in the share capital of Sofora Telecomunicaciones S.A., the holding company of the Telecom Argentina group, was increased from 50% to 58%. Up to that date, Sofora Telecomunicaciones S.A. was an associate and therefore a related party; the companies controlled by Sofora Telecomunicaciones S.A. were related parties in that they were subsidiaries of associates.

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS (millions of euros)	1st Quarter 2011	1st Quarter 2010	TYPE OF CONTRACT
Revenues			
Italtel group	1		Supply of telephone and data transmission services, contact center and sale of LAN and MAN networks
Sofora - Telecom Argentina group		8	International telecommunications services and roaming; data, voice and supply of "IRU" transmission capacity; supply of advanced platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services
Total revenues	**1**	**8**	
Acquisition of goods and services			
Italtel group	11		Hardware revision services, software development and maintenance and assistance contracts
Sofora - Telecom Argentina group		2	International telecommunications services and roaming
Total acquisition of goods and services	**11**	**2**	

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euros)	3/31/2011	12/31/2010	TYPE OF CONTRACT
Trade and miscellaneous receivables and other current assets	**1**	**1**	Supply contracts related to CAPEX and OPEX to Italtel Group
Trade and miscellaneous payables and other current liabilities	**46**	**39**	Hardware revision services, software development and maintenance and assistance contracts to Italtel Group

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS (millions of euros)	1st Quarter 2011	1st Quarter 2010	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis	**35**		Telecommunications devices from Italtel Group

At March 31, 2011, the Telecom Italia Group has provided guarantees on behalf of associates and companies controlled by associates for a total of 7 million euros (16 million euros at 12/31/2010), of which, on behalf of: Aree Urbane S.r.l. 5 million euros (5 million euros at 12/31/2010), TM News S.p.A. 2 million euros (2 million euros at 12/31/2010). At December 31, 2010, there were guarantees on behalf of EtecSA (Cuba) for 3 million euros and Italtel Group for 6 million euros. Furthermore, weak comfort letters have also been provided for a total of 32 million euros on behalf of EtecSA (Cuba), in respect of loans from suppliers.

Transactions with other related parties (through directors, statutory auditors and key managers, as well as through the application of the “Procedure for carrying out transactions with related parties” adopted by the Company)

The “Procedure for carrying out transactions with related parties” – approved on November 4, 2010 by the board of directors of the Company pursuant to the Regulation carrying the provisions on the subject of related party transaction adoped by Consob under Resolution 17221 of March 12, 2010, as amended – provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties as set out in accounting principles, participate in important shareholders’ agreements according to art. 122 of the Consolidated Law on Finance, which disciplines the candidacy to the position as director of Telecom Italia, where the slate presented is the majority slate pursuant to art. 9 of the bylaws of the Company.

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS (millions of euros)	1st Quarter 2011	1st Quarter 2010	TYPE OF CONTRACT
Revenues			
Generali group	19	15	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications products and services for foreign
Intesa SanPaolo group	19	21	Telephone, data and international network services, ICT services, LAN network management and applications platform
Mediobanca group	2	2	Telephone and MPLS data network services and marketing of data and VoIP
Telefónica group	199	154	Interconnection services, roaming, broadband access fees, supply of "IRU" transmission capacity and software
Other minor companies		1	
Total revenues	**239**	**193**	
Other income		**3**	Damage compensation from the Generali group
Acquisition of goods and services			
Generali group	9	6	Insurance premiums and property leases
Intesa SanPaolo group	4	4	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	1	1	Credit recovery activities
Telefónica group	145	102	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
Total acquisition of goods and services	**159**	**113**	
Employee benefits expenses	**1**	**1**	Non-obligatory employee insurance taken out with the Generali group
Finance income			
Intesa SanPaolo group	8	39	Bank accounts, deposits and hedging derivatives
Mediobanca group	6	10	Bank accounts, deposits and hedging derivatives
Total finance income	**14**	**49**	
Finance expenses			
Intesa SanPaolo group	27	4	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
Mediobanca group	12	4	Term Loan Facility and Revolving Credit Facility and hedging derivatives
Total finance expenses	**39**	**8**

Transactions with pension funds

The most significant amounts are summarized as follows:

Remuneration to key managers

In the first quarter of 2011, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to 3.3 million euros (3.4 million euros in the first quarter of 2010) analyzed as follows:

In the first quarter of 2011, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amount to 91,000 euros (85,000 euros in the first quarter of 2010).

At March 31, 2011, key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, are the following:

Significant Non-Recurring Events and Transactions

The effect of non-recurring events and transactions on equity, profit, net financial debt and cash flows of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006.

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	1st Quarter 2011	1st Quarter 2010

Acquisition of goods and services - Other operating expenses:
Sundry expenses	-	(8)
Impact on EBITDA - Operating profit before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets	-	(8)
Impact on EBIT – Operating profit	-	(8)
Financial income (expenses) and Other income (expenses) from investments:
Net gains on disposal of investments	17	1
Impact on profit before tax from continuing operations	17	(7)
Income taxes on non-recurring items	-	(1)
Impact on profit for the period	17	(6)

Positions or Transactions Deriving from Atypical and/or Unusual Operations

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in the first quarter of 2011 the Telecom Italia Group has not put into place any atypical and/or unusual operations, as defined by that Communication.

Alternative Performance Measures

In this Interim Report at March 31, 2011 of the Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and financial condition. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT- Operating profit
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA- Operating profit before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•

Organic change in revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income and expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). The organic change in revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to arrive at the organic change are provided in this Interim Report as well as an analysis of the major non-organic components for the first three months of 2011 and 2010.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Interim Report includes a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, starting with the Half-year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Accounting net financial debt”) a new measure has been introduced denominated “Adjusted net financial debt” which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial assets and liabilities.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
a)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
b)	Financial assets
c=(a - b)	Accounting net financial debt
d)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
e=(c + d)	Adjusted net financial debt

Pending disputes, legal actions and other information

The most important arbitration cases and legal or fiscal disputes in which the Telecom Italia Group is involved at  March 31, 2011 are described below.

The Telecom Italia Group has posted liabilities totalling 170 million euros for those disputes described below for which there is a risk of losing the case.

a) Potential liabilities

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Rome Public Prosecutor’s Office

On 23 February 2010, the Guardia di Finanza (Finance Police), authorised by the Rome Public Prosecutor’s Office, served the following documents on Telecom Italia Sparkle:

•

an order setting the date of the hearing in chambers on the "request for application of the suspension from trading activities […] to be replaced by the appointment of a receiver" pursuant to legislative decree No. 231/2001;

•

an order for the preventive seizure of a total of approximately 298 million euros (corresponding to the"unlawfully accrued VAT credit for those tax years in which the alleged unlawful activities took place").

The alleged offences of some ex-directors, ex-employees and employees of Telecom Italia Sparkle were transnational conspiracy, tax evasion in league with others/third parties, transnational money laundering, reinvestment of unlawful revenues and false registration of ownership of assets. The offences of transnational conspiracy, transnational money laundering and reinvestment of unlawful revenues also constitute underlying or predicate offences of the administrative liability of the organisation, pursuant to legislative decree No. 231/2001.

Telecom Italia Sparkle therefore set in motion a series of initiatives involving, in particular:

•

the precautionary suspension of employees involved in the proceedings, and the termination of the employment of those employees on remand;

•

appointment of an independent professional (Prof. Paolo Ferro-Luzzi) to, among other things, verify that the organisational tools specified in legislative decree No. 231/2001 have been adopted and actually implemented, and to verify the company’s consequent commitment to implementing any improvements recommended by the consultant;

•

the purchase of a guarantee bond for approximately 72 million euros payable to the Judicial Authorities involved in the event of confiscation – pursuant to article 19 of legislative decree No. 231/2001 – of this sum as the profits of the alleged offences, with an irrevocable judgement.

•

the purchase of a guarantee bond for approximately 123 million euros payable to the Tax Authorities, representing the difference between the amount already subject to precautionary seizure, as VAT deducted in tax years 2005, 2006 and 2007 (approximately 298 million euros) and the estimated maximum sum that might be payable by Telecom Italia Sparkle to settle its tax affairs in the event of assessment or settlement procedures agreed with the Agenzia delle Entrate (Italian Revenue Agency).

•

the adoption of a series of internal measures that incorporated the final suggestions formulated by Prof. Ferro-Luzzi on the governance of the company, its organisation and control arrangements, operations, and the “Model 231”.

In the light of these initiatives, and after revocation of the request to appoint a legal administrator by the Rome Prosecutor’s Office, the judge in the preliminary investigation (the GIP) declared that there are “no grounds to proceed”.

In May 2010 the Guardia di Finanza communicated a “note of findings” to Telecom Italia, stating:

•

that the VAT on the services attributable to the fraud mentioned above, deducted in the 2005, 2006 and 2007 tax years, totalling approximately 298 million euros, was not deductible;

•

that the costs of the aforementioned operations was not deductible for the purposes of corporation tax and regional tax (IRES and IRAP), with an estimated total expense of approximately 429 million euros, plus fines and interest.

Subsequently, in July 2010, the Lazio regional office of the Agenzia delle Entrate, taking note of the findings raised by the Guardia di Finanza, served three notices of assessment on Telecom Italia Sparkle, notifying the company of the non-deductibility of VAT totalling approximately 298 million euros, as mentioned above, plus interest and fines.

In July Telecom Italia Sparkle paid a proportion of the fines (25% of the sum imposed), the whole of the VAT considered to be non-deductible, plus the interest, for a total of 418 million euros. After the payment, the bank guarantee for approximately 123 million euros, which had been issued in favour of the tax authorities, lapsed.

Moreover, in August 2010, Telecom Italia Sparkle’s application for the preventive seizure ordered by the Rome Prosecutor’s Office in February 2010 to be revoked was granted. In consequence, the assets seized were released, apart from a sum of 10 million euros which remains under seizure for guarantees connected to the criminal proceedings currently underway.

Finally, granting the application made in August 2010 by the Rome Prosecutor’s Office, the judge in the preliminary investigation ordered the immediate trial of the defendants currently subject to precautionary measures. In particular, the application requested the immediate trial of the ex-chief executive officer and two ex-employees.

In relation to this trial, Telecom Italia Sparkle made an application to bring a civil action against all the defendants. The Court ruled this application inadmissible in its hearing on December 18, 2010, since it considered such an action incompatible with the company’s position as a subject of investigation pursuant to legislative decree No. 231/2001.

Given the complexity of the episode, and the fact that the investigations are continuing, and that in consequence it is not yet possible to have full knowledge of all the acts of the proceedings, at present the company cannot formulate definitive predictions of their outcome, without prejudice to the defence that Telecom Italia Sparkle will pursue with the maximum vigour to demonstrate its non-involvement in the matters at issue. Regarding the effects of a conviction under legislative decree No. 231/2001, in addition to the administrative fines (which would be relatively small) and any interdiction, the profits of the crime would be confiscated, and in the current formulation of the charge by the public prosecutors and without prejudice to the defence considerations that will be developed in relation to this, would total approximately 72 million euros (a sum already guaranteed by the bond mentioned above and already set aside in the 2009 consolidated financial statements).

So far as the residual fiscal risk is concerned, the Agenzia delle Entrate has not, so far, issued notices of assessment in relation to the allegation of the Guardia di Finanza relating to direct taxation. In this respect, Telecom Italia Sparkle – also based on the opinion of authoritative professionals – believes that if this too should happen, the risk of losing such a case is only possible, not probable. As a result, no provision to cover the fiscal risk for direct taxation has been made.

Application for committal for trial of Telecom Italia S.p.A. for an administrative offence pursuant to Legislative Decree No. 231/2001.

In December 2008 Telecom Italia received notification of the application for its committal for trial for the administrative offence specified in articles 21 and 25, subsections 2 and 4, of legislative decree No. 231/2001 in relation to the affairs that have involved some ex-employees and ex-collaborators of the Company charged – among other things – with offences involving corruption of public officials, with the object of acquiring information from confidential files.

Before the preliminary hearing, Telecom Italia submitted a motion for the application of plea bargaining pursuant to article 63 of legislative decree No. 231/2001, after having made provision, as employer, for financial reparation to be offered to those employees and ex-employees on whom illegal dossiers were compiled (and) whose names appeared on the request for committal for trial (incurring total costs of 1.8 million euros for this purpose) and after having reached  a settlement with the government departments, the only parties taking civil action against the Company, of all claims for compensation related to the facts that are the object of the criminal proceedings (against payment of the sum of 750 thousand euros). In a judgement pronounced on May 28, 2010, the Judge accepted that the fines of 400 thousand euros that the Company had agreed to pay were adequate: after this judgement, Telecom Italia was definitively no longer a defendant in the criminal trial. At the same time, the Judge approved the motion for settlement of the proceedings presented by many other defendants, including ex-employees of the Group.

In a judgement on the same date, the charges of unlawful appropriation of the assets of Telecom Italia and its subsidiary Telecom Italia Latam, which had been admitted to the trial as civil parties precisely in relation to these offences, were declared to be without foundation. Both companies are challenging this judgement, and have appealed to the Court of Cassation. Until the aforementioned judgement that there is no case to answer has been made final, Telecom Italia still benefits from the conservative seizure of the assets of one of the defendants, worth over 15 million euros.

Thus at the end of the preliminary hearing phase, subsidiaries Telecom Italia Latam and Telecom Italia Audit and Compliance Services remained civil parties in the trial for damages deriving from actions other than unlawful appropriation, while the Company remained part of the criminal proceedings as the entity with civil liability, pursuant to article 2049 of the Italian Civil Code, for the actions of the three ex-employee defendants committed for trial. In this capacity, Telecom Italia has been served with conservative seizure orders for approximately 6 million euros in favour of the civil parties in the proceedings against the ex-employee defendants; all of these orders were, however, subsequently revoked by the Milan Review Court, with an order dated September 2010. Challenging this last judgement, appeal is pending with the Court of Cassation filed by the civil parties.

The trial phase of the proceedings opened in September before the Milan Court of Assizes. In the first hearings, some of the civil parties asked that their involvement be extended to include the crimes of conspiracy and corruption. The judge for the preliminary hearing had not allowed them to become civil parties in the proceedings relating to these charges, while Telecom Italia has submitted a request to become a civil party to the proceedings relating to all the alleged crimes of those defendants named in the order that they be committed to trial, including the crimes of corruption and conspiracy.

In the hearing on 26 January last (alias 2011), the Court granted the motions to become a civil party submitted by Telecom Italia and by the other civil parties.

In relation to the details of the requests for the company to pay/indemnify third parties, it should be noted that,  given the current state and on the basis of the estimation factors available, it is likely that the company could lose such proceedings; only in relation to a single case, given the estimation factors available and the progress of the current proceedings, a positive outcome is unlikely and hence provision has been made for a moderate sum in the risk fund”

FASTWEB

•

Through judgement  No. 750/2011 Milan Appeal Court declared its lack of jurisdiction, in favour of that of the Milan Court, to decide the action brought by Fastweb in October 2007, for the presumed abusive nature of the Telecom Italia winback strategy in the domestic and non-domestic fixed line telephone service supply markets and in the broadband access retail services, with a request for damages totalling approximately 1,070 million euros. The action was based on the order of May 16, 2006 by the Milan Appeal Court, granting an urgent appeal by Fastweb that prevented Telecom Italia from continuing certain allegedly abusive behaviour. Fastweb later gave timely summary of the judgement  before the Milan Civil Court.

•

In June 2010, at the Milan Court, Fastweb claimed damages of approximately 65 million euros (Fastweb also submitted a subordinate claim, quantifying the damages at 87 million euros) for presumed acts of unfair competition and misleading advertising as part of the “Impresa Semplice” advertising campaign, for the offer of integrated services to small and medium-sized enterprises. The judgement referred to a preceding opinion issued by the Jury of the IAP (Istituto di Autodisciplina Pubblicitaria), the advertising regulatory body, at the behest of Fastweb and other Operators, that this advertising campaign was indeed misleading. Telecom Italia, after rectifying some minor points raised by its competitors in these proceedings, entered an appearance contesting the claims of the other party, and submitted a counterclaim.

•

In January 2011, with its appointment of an arbitrator, Fastweb requested compensation for presumed damages totalling 146 million euros suffered after the alleged non-compliance with the provisions contained in the contract for the supply of the “unbundling of the local loop” (ULL). In particular, Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia might have refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. When the Arbitration Panel has been convened, the Company will present its defence, refuting the claims of the other party.

VODAFONE

The case brought by Vodafone before the Milan Court of Appeal in July 2006, for compensation for damages (initially quantified as approximately 525 million euros, and subsequently adjusted to 759 million euros) is still in progress. The case involves a presumed abuse of its dominant position by Telecom Italia, which allegedly exploited its position in the fixed telephony markets to strengthen its position in the closely connected mobile communication services market, which tended to exclude and hence damage its competitor. According to Vodafone, Telecom Italia’s abusive behaviour concerned its domestic and business customers, and is allegedly unlawful as a violation of the law on the protection of personal data.

Telecom Italia filed an appearance, contesting Vodafone’s claims and the inadmissibility of counterclaims.

ANTIPIRACY GROUP - FEDERAZIONE ANTI PIRATERIA AUDIOVISIVA (FAPAV)

In June 2010, antipiracy group Federazione Anti Pirateria Audiovisiva (FAPAV) issued proceedings against Telecom Italia in the Rome Court for compensation of the presumed damages (quantified at 320 million euros) resulting from its non-prevention of the illicit downloading of films by customers of the Company accessing certain websites. According to the claimant, Telecom Italia did not adopt the necessary technical and administrative measures to prevent the illegal use of its network. FAPAV also asked that the Company provide the Judicial Authorities with information that identifies the customers involved in the alleged unlawful activities.

These proceedings follow a precautionary procedure at the end of which the Rome Court excluded both the liability of Telecom Italia for the information it carries, and the obligation to suspend the internet access service of which Telecom Italia is merely supplier. The Court limited itself to ordering (the Company) to supply all the information in its possession on the alleged unlawful activity, apart from information that identifies the subjects involved.

Telecom Italia, which has already complied with the order, entered an appearance in this case, asking that the claims of the other party be rejected in their entirety. The Italian association of authors and publishers (SIAE) joined these proceedings to support FAPAV’s argument.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the offer of the services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours relating to the management of the Company’s financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers for which, for regulatory reasons, Telecom Italia manages the revenues from the end customers on behalf of these OLOs.

Telecom Italia filed an appearance, asking that the demand for compensation be rejected in its entirety.

After the pause in the legal proceedings pursuant to article 43 of the Legge Fallimentare (Italian Bankruptcy Law) made after the Extraordinary Administration Procedure to which Eutelia was subjected after the declaration of insolvency, the company filed an appeal for resumption of the proceedings.

TELEUNIT

With a writ of summons issued before  the Milan Appeal Court in October 2009, Teleunit asked for alleged acts of abuse by Telecom Italia of its dominant position in the premium services market to be investigated. The complainant quantified its damages at a total of approximately 362 million euros.

Telecom Italia filed an appearance, contesting the claims of the other party.

POSTE

There are some pending actions brought by Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, concerning non-payment by Poste of services rendered under a series of contracts to supply IT goods and services. The judgements issued in the lower court established an outcome that was partially favourable to the ex-Olivetti, and have been appealed by Poste in individual rehearings.

In this respect, while a judgement of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, another judgement of the same Court declared void one of the disputed contracts. After this judgement, Poste issued a writ for the return of approximately 58 million euros, opposed by Telecom Italia, given that the judgement of the Court of Cassation considering amendment of the above judgement is still pending.

In its opposition and appeal for suspension of execution, Telecom Italia argued that it had not been ordered to pay specific restitution at that time, and hence there was no valid right to execute the judgement. Accepting this argument, the Rome Court suspended execution.

Dispute for adjustments on concession charges for the years 1994-1998

Some disputes, in cases filed in recent years by Telecom Italia are still pending. These relate to the Company’s request that the Ministry of Communications pay adjustments to the amounts paid in charges for concessions in the years 1994-1998.

Antitrust Procedure A426 – start of preliminary phase

On May 13, 2010, AGCM, in response to a complaint by Fastweb, started a preliminary investigation of possible abuse by Telecom Italia of its dominant position. According to Fastweb, Telecom Italia behaved in an excluding way in the public tenders held in 2010 by Consip and Enel for the award of contracts for fixed telephony services and IP connectivity. In particular, according to the complainant, Telecom Italia provided none of the information of a technical-economic nature that was allegedly essential for the preparation of bids by its competitors, and provided some network services to its commercial divisions at conditions that were better than those applied to most other operators.

Fastweb complained of similar behaviour to AGCom which, in a note of  May 26, 2010, rejected its claims in their entirety, finding that Telecom Italia is not obliged to provide information or network services in the tender process other than those required by the industry regulations. Since the investigation is not very advanced, a proper assessment of the alleged behaviour is premature.

Antitrust Procedure A428 – start of preliminary phase

On  June 23, 2010, AGCM, in response to a report by Fastweb, started a preliminary investigation of two possible abuses by Telecom Italia of its dominant position. Firstly, according to Wind, Telecom Italia allegedly instituted a “technical boycott”, hindering or delaying the activation of services, by means of unjustified and spurious refusals (so-called KOs). Moreover, according to both complainants, Telecom Italia allegedly applied a discriminatory price policy, offering high discounts on the price of access services to final customers only in those geographic areas of the Country in which access services disaggregated from the local network are available, and hence where other operators can offer greater competition. To substantiate their allegation, the OLOs have indicated, among other things, the invitation to tender by the Florence municipal authority awarded to Telecom Italia in 2009. In relation to this invitation to tender, AGCom, after verifying the replicability of the financial conditions of the traffic services, notified Telecom Italia on February 1, 2011 that it had archived the allegations raised at the start. On  April 18, 2011 Fastweb challenged this ruling before the Lazio regional administrative court. Since the investigation is not very advanced, a proper assessment of the alleged behaviour is premature.

National tax disputes

On March 25, 2011, the Agenzia delle Entrate in Milan served, to both Telecom Italia S.p.A and the subsidiary Olivetti Multiservices S.p.A., two notices of payment relating to property payments made in March 2006 to the Raissa and Spazio Industriale Funds; concerning the above, for the alleged non-payment of mortgage and cadastral taxes these companies were, consequently, requested to pay approximately 10 million euros, including taxes and interest; it should be noted that similar notices were served in the month of December 2010 related to property payments made in December 2005 to the same funds; the alleged sum amounted to approximately 61 million euros.

As regards the payment notices served in December 2010, the companies – also supported by authoritative professional opinions – believed they had operated in full respect of the tax regulations and that, therefore, the Authorities' allegations should be considered totally without foundation; for this reason the companies challenged the notices presenting an appeal to the Milan Provincial Tax Commission; on the companies' request, the latter also granted the suspension of their enforceability. Furthermore, the companies have already presented application for self-protection and suspension to the relevant offices of the Agenzia delle Entrate.

Considering that the two new payment notices are of the same nature as those served in December 2010, challenged by the companies, the same assessment expressed above is confirmed; therefore the companies will proceed to challenge these latest notices and ask the Provincial Tax Commission to suspend them and will present the Agenzia delle Entrate with application for self-protection and suspension.

ARGENTINA

On  October 13, 2010 the Secretaría de Politíca Económica (a subdivision of Argentina’s Ministry of the Economy and Public Finance) issued a Resolution by which it authorised the increase of the stake held by Telecom Italia Group in Sofora from 50% to 58% of its share capital, and accepted the commitments undertaken by Telecom Italia and the Werthein group aimed at preserving competition in relation to Telecom Argentina activities and at the same time approval of the operation to acquire 100% of the share capital of Olimpia S.p.A. by Telco S.p.A. (“the Telco Transaction”). By virtue of these Resolutions the various administrative proceedings in which the Telecom Italia Group was involved in the country are substantially closed.

Similarly, on the basis of the above and in accordance with the agreements signed by the Telecom Italia Group and the Werthein group onAugust 5 2010, various legal proceedings, pending at the competent Argentinian Courts, had already been concluded with the same partner Werthein.

BOLIVIA – ENTEL

On November 5, 2010 ETI (Euro Telecom International N.V. – a Telecom Italia Group subsidiary), the Bolivian government and Bolivian telecommunication operator Entel reached an agreement to resolve the dispute concerning the expropriation of ETI’s holding in Entel by the Bolivian government on  May 1, 2008. On the basis of this agreement, ETI received the sum of 100 million dollars (71 million euros), and the parties renounced their respective claims on the ETI shareholding in Entel. The agreement also envisaged the termination of the proceedings brought by the Bolivian government in the courts of the United States (concluded) and the termination of the international arbitration proceedings brought by ETI. At present, the arbitration expenses are being paid, after which  the arbitration award for termination of the proceedings will be issued.

GERMANY- AOL arbitration

In November 2008, AOL LLC and AOL Europe Sàrl (“AOL”) notified Telecom Italia Deutschland Holding GmbH (“TIDE”) and Telecom Italia S.p.A. of a request for arbitration before the International Chamber of Commerce (“ICC”) in Paris, in relation to the agreement for TIDE’s acquisition of the broadband activities of the AOL Time Warner group, signed in September 2006 and implemented in February 2007. The purpose of the request for arbitration was to obtain:

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a declaratory ruling that the contracts for the supply of services to a specific category of customers (the so-called Bring-Your-Own-Access or “BYOA”) must not be considered to have been assigned to Telecom Italia and TIDE;

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an order for the defendants to ensure that HanseNet, the German subsidiary of TIDE at that time, pays back to AOL the amount allegedly received from the BYOA customers, totalling approximately 2 million euros.

In February 2009, Telecom Italia and TIDE filed their defences and counterclaims, requesting that AOL, after confirmation that the BYOA customers had to be assigned by AOL, transfer them, if still possible, and in any event pay any amount improperly collected by AOL as revenues from such customers, or compensation for the damages suffered.

The Arbitration Panel issued a partial award in November 2010, in which it declared that it had jurisdictions to decide on the request for arbitration and considered that Telecom Italia and TIDE were not entitled to the transfer of the BYOA customer category, since they did not belong to the access business transferred in 2007.

The Panel reserved its right to issue one or more subsequent awards on the matters still unresolved concerning not only AOL’s request for compensation, but also the counterclaims filed by Telecom Italia and TIDE, granting time to the parties to file their defences on these aspects.

GREECE - DELAN

In 2005, Tim International N.V. (later merged by incorporation into Telecom Italia International N.V. on  June 27, 2008) sold its entire shareholding in Tim Hellas.through a Stock Purchase Agreement (“SPA”) signed on April  3, 2005. Pursuant to the agreement, Tim International undertook, among other things, to indemnify the purchaser in arbitration proceedings between Tim Hellas and Delan Cellular Services S.A. (“Delan”) that began in 1998.

In July 2006, Tim Hellas (whose name had changed in the meantime to Wind Hellas) informed Tim International about the issuance of an arbitration award in the Delan case that ordered Wind Hellas to compensate Delan for damages for an amount of approximately 52 million euros including interest. Wind Hellas challenged the arbitration award as void before the Athens Appeal Court and, in October 2007, informed Tim International of cancellation of the arbitration award.

In March 2008, Wind Hellas informed Tim International that Delan (under the new name Alpha Digital Television) had challenged the appeal judgement before the Greek Supreme Court, raising objections for a defect in notification of the decision.

Tim International, as allowed by the SPA, decided to defend Wind Hellas in challenging the judgement before the Supreme Court. In September 2008, the Greek Supreme Court rejected the objection made by Delan and confirmed that the arbitration award was void.

During 2009, Carothers Ltd., the company acting as successor of Delan, started legal proceedings both precautionary and on the merits against Wind Hellas before the Greek courts, on grounds similar to those raised in the arbitration case. Wind Hellas in turn summoned Telecom Italia International to appear, as guarantor, allegedly on the basis of the indemnification obligations contained in the shareholding  transfer agreement. This summons to appear was also extended to the precautionary proceedings, in which Carothers seeks an attachment of the assets of Wind Hellas. In the precautionary phase of the proceedings, Telecom Italia International challenged its summoning as guarantor and in August 2010 the Athens court of the first instance in fact declared the request by Wind Hellas inadmissible.

During 2010 Wind Hellas also summoned Telecom Italia International to appear as a third party in another legal proceedings started in 2006 by Wind Hellas against what was at the time Delan (now Carothers), to contest the validity of the arbitration clause in relation to the Delan arbitration, as well as to verify the absence of liability for the damages of Wind Hellas.

International tax disputes

On  March 22, 2011 Tim Celular received notification of tax assessment issued by the Brazilian Federal Tax Administration, totalling 1,265 million reais (approximately 550 million euros, including fines and interest, as the result of the conclusion of tax verification  for the years 2006, 2007, 2008 and 2009 for the companies Tim Nordeste Telecomunicações S.A. and Tim Nordeste S.A (previously called Maxitel), companies which were gradually incorporated in Tim Celular with the aim of rationalizing company structure in Brazil.

The assessment notice includes various adjustments; the main allegations can be summarized as follows: (i) refusal to recognize that the amortisation of the goodwill relative to the acquisition of Tele Nordeste Celular Participações S.A. (“TNC”) is tax deductible, goodwill which was originally posted by Bitel Participações S.A. (Bitel); (ii) the undue exclusion of the goodwill previously amortised by Bitel, 1B2B and TNC; (iii) the refusal to recognize the tax effects of the merger between Tim Nordeste Telecomunicações S.A. and Maxitel S.A..

The adjustments included in the assessment notice were challenged by Tim Celular, in administrative proceedings, with the presentation of its first objections on  April 20, 2011. The Management, as confirmed by the opinion of two legal advisors, does not consider it probable that the Company be subject to relevant negative consequences, in relation to the above.

b) Other information

Dispute concerning the concession charge for 1998

Telecom Italia has issued proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) before the Rome Court for compensation of the damage caused by the Italian State through appeal judgement No. 7506/09 by the Consiglio di Stato (Council of State) that, in the view of the Company, violates the principles of current European community law.

The case was also brought in the light of community jurisprudence that recognises the right to assert the responsibility of the State in relation to violation of rights recognised in community law and injured by a judgement that has become definitive, in respect of which no other remedy may be applied. The aforementioned appeal judgement definitively denied the right of Telecom Italia to restitution of the concession charge for 1998 (totalling 386 million euros for Telecom Italia and 143 million euros for Tim, plus interest), already rejected by the Lazio regional administrative court despite the favourable and binding opinion of the European Court of Justice on  February 23, 2008 concerning the conflict between EC Directive No. 97/13 on general authorisations and individual licences in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation.

The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. In the meantime, on  January 15, 2011, Telecom Italia notified the Consiglio di Stato of its appeal for revocation of the judgement of the Consiglio di Stato itself, object of the proceedings.

Mobile telephony: investigation of Dealers

In the first quarter of 2011 the audit of prepaid SIM cards incorrectly associated to customer ID documents continued. With reference to the activations over the 2005-2008 period, the amount of SIM cards still to be reclaimed atJanuary 1 2011, 723 thousand lines, was reduced to around 647 thousand. It should also be noted that the Milan Public Prosecutor's Office  is continuing its investigation, both into the SIM cards with incorrect user registrations, already examined in the Greenfield Project – the findings were illustrated in the Appendix to the Company  Report on corporate governance and share ownership 2010 –  and the phenomenon, raised by Deloitte Financial Advisory Services in its report, of the irregular postponement of the natural expiry date (13 months after the last topup or other chargeable post-sales action) of approximately 2.5 million prepaid SIM cards.

As is well-known, the Deloitte report was acquired by the Milan Procurator's Office, which at the time assumed a case of aggravated fraud against person unknown, issued a search order against Telecom Italia on  February 3, 2011, following which some Company offices were searched.

Subsequently indirect sources communicated that the ex-Chief Executive Officer, Riccardo Ruggiero, and the ex Manager of the Domestic Mobile Services Department, Luca Luciani, would likewise have been subject to searches as part of the same criminal proceedings and would be currently investigated for aggravated fraud or obstructing the public surveillance authorities in their duties, ex art. 2638 Italian Civil Code (this last scheduled offence, at least in the abstract, for the purposes of responsibility foreseen under legislative decree No. 231/2001). Telecom Italia, building on the commitment of the present management in terms of the reclamation of the irregular SIM cards, is giving the Judicial Authorities its full collaboration; at the same time carrying out internal verification necessary to understand the phenomena at the basis of the investigation. The Company will carefully follow, as it has always done, the course of the investigation and start any action to protect itself, in the face of possible assessment of individual responsibility of third parties or employees.

Declaration by the Manager Responsible for Preparing the Corporate Financial Reports

The manager responsible for preparing the corporate financial reports declares, pursuant to paragraph 2, art. 154-bis of the Consolidated Law on Finance, that the accounting disclosure contained in the Interim Report at March 31, 2011 of the Telecom Italia Group corresponds to the Company’s documents, accounting records and entries.

The Manager Responsible for Preparing

the Corporate Financial Reports

Andrea Mangoni

Footnotes

(1)

The organic change in revenues, EBITDA and EBIT is calculated by excluding the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 25th, 2011

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager